Exhibit 99.2

Signet Group plc

Annual Review and Summary Financial Statement Year ended 2 February 2008

Building long term value through customer focus

The world’s largest speciality retail jeweller

The world’s largest
speciality retail jeweller

Group strategies	Operating philosophies

Continue to achieve sector	Excellence in execution
leading performance standards
on both sides of the Atlantic	Test before we invest

Increase store productivity	Continuous improvement

Grow new store space in the US	Disciplined investment

Maintain a strong balance sheet

2007/08 Group performance

Change on
		Change on	52 week basis
	Reported	reported	at constant
	52 weeks	53 weeks	exchange rates

Like for like sales:			down 0.7%

Sales:	$3,665.3m	up 3.0%	up 3.2%(1)

Operating profit:	$351.3m	down 15.6%	down 15.9%(1)

Profit before tax:	$333.5m	down 16.8%	down 17.4%(1)

Basic earnings per share(2):	12.6c	down 18.2%	down 18.7%(1)

Proposed dividend per share(3):	7.277c	up 1.6%

Return on capital employed(2):	16.8%	down from 22.8%

Gearing(2):	20.7%	up from 13.4%

(1)	See page 48 for reconciliation to IFRS numbers.
(2)	Earnings per share, return on capital employed and gearing are defined on the inside back cover.
(3)	2006/07 interim dividend declared in pounds sterling and translated at US$/£ exchange rate as at 3 November 2006.

Cautionary statement regarding forward-looking statements
The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review and Summary Financial Statement, and Section 463 of the Companies Act 2006 in relation to liability for false and misleading statements. See Page 47.

Move to Dollar reporting
These results are presented in US dollars following the change in the functional currency of the Company which took effect from 5 February 2007, and the move to reporting in US dollars, see page 49.

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Building long term value
through customer focus

Excellence in customer service

•	Continuous training in customer service & product knowledge

•	Highly motivated staff

•	Sales-facilitating credit programmes

Superior merchandise selection

•	Demand-driven merchandising systems

•	Value adding supply chain capabilities

•	Increasingly exclusive product ranges

Leading brands

•	Sales growth driving marketing leverage

•	Largest marketing budgets in speciality jewellery sector

•	Building brand values

•	Repair service building trust & customer visits

High quality real estate

•	Prime store locations

•	Service oriented design

•	Improved customer experience through consistent store investment

Contents

Overview

02	Chairman’s statement

03	Group Chief Executive’s review

04	US performance review

05	UK performance review

07	Group performance

08	Brand review

Business review

10	US competitive strengths

12	Kay

16	Jared

20	Regional brands

21	US marketplace

22	UK competitive strengths

24	H.Samuel

28	Ernest Jones

29	UK marketplace

32	Key performance indicators

Financial statements

34	Summary financial review

35	Independent Auditor’s statement

35	Statement of directors’ responsibilities

36	Summary financial statements

Corporate governance

38	Summary report of the directors

39	Directors and Board committees

40	Summary directors’ remuneration report

Shareholder information

46	Shareholder information

48	Impact of constant exchange rates and 53rd week

49	Five year financial summary

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	01

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Chairman’s statement

“The Group continued to make progress in implementing its proven growth strategy”

Group performance
The Group continued to make progress in implementing its proven growth strategy despite the difficult economic environment. While the Group saw a decline in profits, it still achieved a superior operating performance for the jewellery sector including a healthy operating margin and Return on Capital Employed (“ROCE”). Key financial results of the year included:

•	Sales up by 3.0% to $3,665.3 million;
•	Profit before tax down by 16.8% to $333.5 million;
•	Basic earnings per share down by 18.2% to 12.6 cents, and
•	ROCE of 16.8%.

The Board is pleased to recommend a final dividend of 6.317 cents per share (2006/07: 6.317 cents) for the year ended 2 February 2008. This represents a total dividend for the year of 7.277 cents, up by 1.6% . During the year the Group made share repurchases of $29.0 million, completing the programme announced in July 2006. In total, $152.9 million was distributed to shareholders during 2007/08. Given the substantial increase in economic and financial sector uncertainties, the Board will continue to evaluate dividend policy in the light of the needs of the business taking into consideration the significant competitive advantages of a strong balance sheet and financial flexibility. Account will also be taken of the primary stock market listing of the Company.

Group strategy
The Group aims to build long term value through focusing on the customer by providing a superior merchandise selection in high quality real estate locations. Effective advertising draws consumers into our stores, where they are provided with outstanding service. The operating philosophies that help the Group achieve these aims are:

•	excellence in execution;
•	test before we invest;
•	continuous improvement; and
•	disciplined investment.

The Group’s strategy to deliver shareholder value is to:

•	continue to achieve sector leading performance standards on both sides of the Atlantic;
•	increase store productivity in the US and the UK;
•	grow new store space in the US; and
•	maintain a strong balance sheet.

While progress was made in most of these areas, store productivity in the US declined in 2007/08 as a result of the sales performance in the fourth quarter. A more detailed consideration of these strategies is provided in the Chief Executive’s, US and UK performance reviews.

Group domicile and primary listing
As set out in the trading statement dated 10 January 2008, the Board has undertaken a review of the most appropriate domicile and stock market listing for the Company. This review has confirmed that there is a clear rationale for the primary listing of the Group to be in the US as a significant and growing majority of its business and assets are in that country. From consultation with the Company’s major investors, the Board believes that Signet’s shareholders would, on balance, support a recommendation from the Board regarding a potential redomicile of the Company to Bermuda and a move of the primary listing of Signet’s shares to the US. Accordingly the Board continues to take steps that would facilitate such a change. However, in light of market conditions, the determination and timing of any such proposal remains uncertain and will continue to be kept under review by the Board.

Corporate responsibility
During the year further progress was made in developing industry wide initiatives to achieve improvements in the supply chain, and with regard to social, ethical and environmental issues. In keeping with the Group’s approach of working with other industry representatives to maintain and improve consumer confidence in our industry we worked with organisations such as the Council for Responsible Jewellery Practices (“CRJP”), the World Diamond Council, Jewelers of America and Jewelers Vigilance Committee to develop programmes to improve the supply chain. Major accomplishments include:

•	implementation of a requirement that jewellery supplied to the Group should not contain rubies or jade from Burma. Jewelers of America also introduced the same requirement and advocated that the US government ban such imports;
•	the development of a Code of Practices by the CRJP which includes future third party monitoring. It is anticipated that during 2008/09 the Code will be introduced; and
•	a better understanding of the Group’s impact on the environment and on identifying ways in which it can improve its performance.

Signet remains a member of the FTSE4Good Index and also contributed in the US, to the industry charity, Jewelers for Children, St. Judes Children’s Research Hospital and in the UK, to the Princess Royal Trust for Carers.

Current trading
Since the start of 2008/09, the Group has experienced a low single digit decline in like for like sales, with the US down about 4%, having had some benefit from better weather over Valentine’s Day. Early results have been encouraging from the price increases in the US implemented after Valentine’s Day. UK like for like sales were up mid single digits. However, the outlook remains very challenging on both sides of the Atlantic.

People
I would like to thank our staff and management for their hard work and dedication in a year when the external environment has placed increased pressures on the business. I would also like to thank Brook Land, who retires as a director at the 2008 annual general meeting, for his significant contribution. He has served on the Board for nearly 13 years, including six as senior independent director. Following his retirement Russell Walls will assume this role.

In addition, I would like to welcome Lesley Knox, who was appointed as a non-executive director in January 2008. I am confident that her broad experience of business and corporate finance will enable her to make a valuable contribution to the Group.

Sir Malcolm Williamson
Chairman
9 April 2008

02	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Overview

Group Chief Executive’s review

“2007/08 was a very demanding year for the Group”

Results for 2007/08

				Change at	Like
				constant	for like
				exchange	change
				rates on a	on a
	2007/08	2006/07	Change	52 week	52 week
	52 weeks	53 weeks	reported	basis(1)	basis
	$m	$m	%	%	%

Sales	3,665.3	3,559.2	3.0	3.2	(0.7)

Operating profit	351.3	416.2	(15.6)	(15.9)

Profit before tax	333.5	400.8	(16.8)	(17.4)

Basic earnings per share	12.6c	15.4c	(18.2)	(18.7)

Operating margin	9.6%	11.7%

ROCE	16.8%	22.8%

(1)	See page 48 for reconciliation of impact of exchange rates and adjustment for 53rd week in 2006/07.

2007/08 was a very demanding year for the Group, with a particularly difficult fourth quarter. Although execution within the business continued to improve, the economic environment deteriorated. The speed and extent of the change in trading conditions during the fourth quarter was unprecedented. As a result there was very limited time to align the business to reflect the change in market conditions and therefore the impact on results could not be meaningfully mitigated.

In the year to 2 February 2008 total sales rose by 3.2% at constant exchange rates on a 52 week basis (see page 48); the reported increase was 3.0% to $3,665.3 million (2006/07: $3,559.2 million). Like for like sales declined by 0.7%, the first annual decrease since 1992/93. The average exchange rate for 2007/08 was £1/$2.00 (2006/07: £1/$1.88) ..

Operating profit fell by 15.9% at constant exchange rates on a 52 week basis (see page 48); the reported decrease was 15.6% to $351.3 million (2006/07: $416.2 million). Operating margin was 9.6% (2006/07: 11.7%) . Profit before tax was down by 17.4% at constant exchange rates on a 52 week basis (see page 48) and by 16.8% on a reported basis to $333.5 million (2006/07: $400.8 million). The tax rate was 35.5% (2006/07: 33.6%) . Basic earnings per share were 12.6 cents (2006/07: 15.4 cents, the 53rd week contributing 0.1 cents in 2006/07). ROCE was 16.8% (2006/07: 22.8%) .

Net debt at 2 February 2008 was $374.6 million (3 February 2007: $233.2 million). Gearing (net debt to total equity) was 20.7% (3 February 2007: 13.4%) . Given that nearly all stores are leased, a further important measure of gearing is fixed charge cover, which was 1.8 times in 2007/08 (2006/07: 2.0 times). The increase in net debt before exchange adjustments was $143.6 million (2006/07: $86.4 million), reflecting the lower level of profitability, investment in new store space of $178.9 million (2006/07: $176.7 million) and distribution to shareholders of $152.9 million (2006/07: $172.1 million).

It is critical to build the long term competitive position of the business while managing short term pressure on profitability and the balance sheet during challenging economic periods. A very thorough review of the businesses on both sides of the Atlantic has been carried out following the difficult 2007 Christmas period. In consideration of the uncertain economic environment a more cautious approach to the execution of the Group’s growth strategy has been adopted. Reflecting this, management focus is more on implementation and responding rapidly to changes in the marketplace, with less attention on developing longer term operational initiatives. As part of this process, actions have been identified to drive sales, protect gross margin, control costs tightly and, where appropriate, to realign the Group’s cost base and inventory levels to the changed market conditions.

The Board firmly believes that a strong balance sheet, and financial flexibility, are competitive advantages. Therefore it has carefully considered the appropriate working capital levels, investment required to maintain the quality of the Group’s assets and rate of space growth, as well as its distribution policy to shareholders. A strong balance sheet enables the Group to continue to invest in the business throughout the economic cycle enhancing further its strong competitive position within the marketplace.

Investment to reinforce the Group’s strategic advantages remain in place, such as the expansion of Kay and Jared, the development of the rough diamond supply chain initiative, as well as the Ernest Jones refurbishment programme. Demanding investment hurdle rates continue to be applied, and as a result US net store space growth is expected to be about 5% in 2008/09 and 2009/10, which is below the 8% to 10% per annum long term target range. However, an increased level of UK store refurbishment in 2008/09 is expected to result in a broadly unchanged level of Group capital expenditure, of approximately $140 million. The anticipated reduction in working capital investment, lower tax payments and the absence of share repurchases are expected to result in a significant reduction in cash outflow during 2008/09.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	03

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Group Chief Executive’s review

US performance review
(74% of Group sales)

					Like
					for like
					change
				Change on	on a
	2007/08	2006/07	Change	52 week	52 week
	52 weeks	53 weeks	reported	basis (1)	basis
	$m	$m	%	%	%

Sales(2)	2,705.7	2,652.1	2.0	4.1	(1.7)

Operating profit	262.2	326.7	(19.7)	(19.6)

Operating margin(2)	9.7%	12.3%

ROCE	14.9%	21.5%

(1)	See page 48 for reconciliation of impact of 53rd week in 2006/07.
(2)	See Summary financial review for tables analysing total sales growth and movement in operating margin.

In a much more demanding trading environment the consistency of the US division’s management, strategy and execution, as well as the Group’s strong balance sheet were significant competitive advantages. While the US business saw an unprecedented weakening in sales in the fourth quarter and faced the impact of commodity cost increases, it continued to be a leader in setting industry operating standards. A further increase in net new space of 10% was achieved, at the top end of the target range.

Like for like sales growth slowed in the first nine months of 2007/08 to 2.7%, with the gift giving events of Valentine’s Day and Mother’s Day being disappointing. The very important fourth quarter was particularly difficult with like for like sales declining by 8.6%, resulting in a full year decline of 1.7% .. Total sales increased by 4.1% on a 52 week basis (see page 48) and by 2.0% as reported. Operating profit was down by 19.6% on a 52 week basis (see page 48) and by 19.7% as reported, to $262.2 million (2006/07: $326.7 million). The operating margin of 9.7% (2006/07: 12.3%; 12.5% on a 52 week basis) reflected expense deleverage of 190 basis points as a result of the decline in like for like sales, and the adverse impacts of additional new space (60 basis points) and change in gross margin (30 basis points). The movement in gross margin percentage was due to the significantly higher cost of gold and a greater proportion of sales from Jared, partly offset by supply chain initiatives and some limited price increases. The bad debt charge of 3.4% of total sales (2006/07: 2.8%), was at the high end of the range of the last ten years, but was largely offset by higher income associated with the receivables due to a lower monthly collection rate. The proportion of sales through the in-house credit card was 52.6% (2006/07: 51.7%) .

ROCE was 14.9% (2006/07: 21.5%), reflecting the lower operating profit and investment in a 10% increase in space. The proportion of stores under six years old continued to increase and was 38% in 2007/08 compared to 32% in 2006/07. The higher proportion of immature stores constrains ROCE in the short term, but increases operating profit and drives future growth.

The division continued to implement its proven strategy and the performance of the business against these criteria is set out below:

Strategy: To achieve sector leading performance standards
In 2007/08 the division increased total sales by 4.1% (52 week basis, see page 48), and, despite the comparative weakness of the middle mass market, performed broadly in line with the total US jewellery market which grew by 4.0% to $64.7 billion in calendar 2007 (2006: $62.2 billion; source: US Department of Commerce). The Group’s share of the speciality jewellery market remained at 8.8% . In 1997/98, the division accounted for 4.8% of speciality jewellery sales and 7.0% in 2002/03.

Over the five year period ended on 2 February 2008 the division’s operating margin averaged 12.0% and Earnings Before Interest and Tax (“EBIT”) / Year End Total Assets ratio was 14.9% . Jewelers of America reported that the typical speciality retail jeweller was achieving an average operating margin of 5.4% and a 7.7% EBIT / Year End Total Assets ratio over the five years to 31 December 2006, being the last year for which figures have been published. While 2007/08 was difficult, over the last five years the Group’s total sales have increased by 56.4% and operating profit by 25.8% .

Strategy: To improve store productivity
The key driver of the division’s comparatively high operating margins and return on assets is store productivity, which is well above that of the industry as a whole. While the Group’s strategy is to increase store productivity, there was a decline in 2007/08, reflecting the fall in like for like sales and an increase in the proportion of immature stores under six years old. Over the last five years the sales per store for Kay and Jared have increased to $1.71 million from $1.53 million and to $5.34 million from $4.57 million respectively. The regional brands achieved sales per store of $1.34 million in 2007/08 with the difference in performance between Kay and the regional brands continuing to reflect the benefit of national television advertising.

Strategy: To grow new store space
The Group has strict criteria for investment which have been consistently applied. Over the last five years net new store space of 10% per annum has required a total investment of some $700 million in fixed and working capital. Appraisal reviews show that, in aggregate, investment returns continue to exceed the Group’s targeted 20% internal rate of return over five years. In 2007/08, net new store space grew by 10% (2006/07: 11%). Over 80% of the growth was outside traditional malls in 2007/08 and at 2 February 2008 about 40% of store space was off-mall. The table below sets out the store numbers, net new openings and the potential number of stores by chain and format:

				Expected
		Net		net	Long
	3 February	openings	2 February	openings	term
Store numbers	2007	2007/08	2008	2008/09	potential

Kay

Mall	772	17	789	6	850+
Off-mall	52	40	92	19	500+
Outlet	5	5	10	8	50-100
Metropolitan	3	nil	3	nil	c.30

	832	62	894	33	1,430+
Regionals	341	10	351	(14)	c.700

Jared	135	19	154	17	c.300

Total	1,308	91	1,399	36	2,430+

04	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Overview

Real estate investment
In 2007/08, fixed capital investment was $111.1 million (2006/07: $101.1 million), including some $60.1 million (2006/07: $57.3 million) related to new store space. In 2008/09, revisions to sales projections reflecting the challenging trading conditions, will result in fewer opportunities that meet the Group’s investment criteria. Therefore, in 2008/09, space growth is expected to be about 5%, net of about 30 store closures (2007/08: 17). Over the longer term the US division continues to have the potential to almost double its size. This can be achieved through organic expansion within the existing formats for Kay and Jared. For the regional brands to achieve this potential would require one or more acquisitions, and such activity is not expected to occur imminently. Recent and planned investment in the store portfolio, both fixed and working capital, is set out below:

	Planned
	2008/09	2007/08	2006/07	2005/06
	$m	$m	$m	$m

Total new stores
Fixed capital investment	45	60	57	45
Working capital investment	90	119	119	96

Total investment	135	179	176	141
Other store fixed capital investment	24	28	30	28

Total store investment	159	207	206	169

Fixed capital expenditure in 2008/09 is planned to decrease to about $90 million, including circa $45 million related to new stores. The investment in working capital, that is inventory and receivables, associated with gross space growth amounted to some $119 million in 2007/08 and is expected to be significantly lower at about $90 million in 2008/09. 62 stores were refurbished or relocated (2006/07: 59), with some 51 planned for 2008/09.

Operating initiatives in 2008/09
In the current challenging environment the US business has taken action to control costs tightly. Store staff hours and advertising expenditure have been realigned, where possible, to reflect current sales expectations. Staff training and development continues to be a priority, as does investment to enhance in-store procedures to improve customer service and productivity. Staffing levels elsewhere have been frozen, despite the growth in store numbers, and a range of other costs have been cut.

Consumers’ financial positions continue to deteriorate which may lead to a further increase in the bad debt charge, although this is expected to be somewhat offset by increased income from the credit portfolio. Consequently credit authorisation criteria continue to be reviewed and outstanding balances are very closely monitored with prompt action being taken in response to changes in performance. In addition, further investment in collection systems is taking place.

The development of exclusive ranges, such as the Leo Diamond, the Peerless Diamond and the Hearts Desire collection and the expansion of the Le Vian selection, continue to help differentiate the division in the marketplace and to increase average transaction value. The 2007/08 year end inventory was above plan by about $20 million due to the difficult fourth quarter and future purchases are being strictly controlled. Actions to realign inventory to current sales levels have been taken and it is anticipated that this will be achieved by June 2008.

In 2006/07 and 2007/08 substantial increases in gold and platinum costs had an impact on the entire US jewellery sector, and were largely not passed on to consumers. After careful consideration and planning it was decided to increase prices covering a broad merchandise range, including both basic and fashion products, following Valentine’s Day 2008. The Group’s pricing strategy is to be competitive over the long term; however the price changes have resulted in a departure from this position in the short term, although an increasing number of speciality jewellers are also increasing prices. While the impact of the price increases will only be fully apparent in the second quarter of 2008/09, the early results are encouraging.

Advertising expenditure as a percentage of sales is being realigned to nearer historic levels, in addition the cadence of promotional activity is being increased and made more responsive to market conditions. The Kay website will be further developed and an e-commerce facility on the Jared website is planned to be introduced in the second half of 2008/09.

UK performance review
(26% of Group sales)

				Change at	Like
				constant	for like
				exchange	change
				rates on a	on a
	2007/08	2006/07	Change	52 week	52 week
	52 weeks	53 weeks	reported	basis(1)	basis
	$m	$m	%	%	%

Sales: H.Samuel	513.4	490.3	4.7	(0.1)	1.3
Ernest Jones	438.8	409.1	7.3	2.3	2.9
Other	7.4	7.7	(3.9)	(7.5)

Total(2)	959.6	907.1	5.8	0.9	2.0

Operating profit	105.1	103.4	1.6	(1.3)

Operating margin(2)	11.0%	11.4%

ROCE	29.9%	32.7%

(1)	See page 48 for reconciliation of impact of exchange rates and adjustment for impact of 53rd week in 2006/07.
(2)	See Summary financial review for tables analysing total sales growth and movement in operating margin.

In a tough UK retail marketplace like for like sales were ahead of last year and operating margins, cash flow and ROCE remained strong. The business achieved further improvements in the key areas of execution, particularly customer service.

Like for like sales growth was 2.0%, an encouraging performance in an increasingly challenging marketplace. Growth in the first nine months of 2007/08 was stronger than last year at 4.7%, but became more difficult in the fourth quarter with like for like sales declining by 1.7% . Total sales increased by 0.9% at constant exchange rates on a 52 week basis (see page 48) and by 5.8% on a reported basis to $959.6 million (2006/07: $907.1 million).

Operating profit was little changed at constant exchange rates on a 52 week basis (see page 48); the reported increase was 1.6% to $105.1 million (2006/07: $103.4 million). Operating margin was down 40 basis points on the prior year reflecting expense leverage of 40 basis points from the small increase in like for like sales combined

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	05

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Group Chief Executive’s review

with tight control of costs, an adverse movement in gross margin percentage of 60 basis points and the benefit to 2006/07 of the 53rd week (adverse 20 basis points). The movement in gross margin was primarily caused by changes in mix due to the strong performance of the watch category, some impact from commodity costs and an increased proportion of sales from Ernest Jones. ROCE was 29.9% (2006/07: 32.7%), primarily reflecting the impact of the 53rd week in 2006/07 and a slight increase in capital employed.

Further progress was made in implementing the division’s successful strategy and its performance against those criteria are set out below:

Strategy: To achieve sector leading performance standards
The total UK jewellery market was unchanged at £4.5 billion in calendar 2007 including VAT (source: Office of National Statistics); and the division’s market share was similar to last year at 12.1% . In 2007/08, the division’s operating margin was 11.0% and its EBIT / Year End Total Assets ratio was 21.2% . In the year to 31 March 2007, the last year for which figures are available, the next five largest speciality retail jewellers had an average operating margin of 5.7% and a 6.4% EBIT / Year End Total Assets ratio.

Strategy: To improve store productivity
Store productivity increased in both H.Samuel and Ernest Jones in 2007/08 to £0.72 million from £0.70 million and to £1.11 million from £1.08 million respectively. This reflected divisional like for like sales growth of 2.0% and, in H.Samuel, a continuing reduction of the store base to focus on stores in larger centres that provide an opportunity to achieve a greater ROCE. With average selling space of about 870 square feet per store, Ernest Jones achieved the highest sales density of any Signet brand.

Real estate and investment
During 2007/08, 27 stores were refurbished or relocated. At the year end, 282 locations, mostly H.Samuel, traded in the customer oriented format, accounting for some 50% of the UK division’s sales. At 2 February 2008, there were 359 H.Samuel and 204 Ernest Jones branches (3 February 2007: 375 and 206 respectively).

	2007/08	2006/07	2005/06

H.Samuel stores
Openings	1	–	3
Closures	(17)	(11)	(15)
Year end	359	375	386

Ernest Jones stores
Openings	–	1	5
Closures	(2)	(2)	(2)
Year end	204	206	207

Total stores at year end	563	581	593

The level of store capital expenditure during 2007/08 was £9 million (2006/07: £8 million) reflecting the phasing of the refurbishment cycle. In 2008/09 it is planned to roll out up to 49 sites, including new locations, in the enhanced Ernest Jones store design, which produced very encouraging results when tested in the second half of 2007/08. In addition, up to a further 25 H.Samuel locations are expected to begin trading in the more customer oriented format by Christmas 2008. As a result store capital expenditure is expected to increase to some £25 million in 2008/09. Recent and planned investment in the portfolio is set out below:

	Planned
	2008/09	2007/08	2006/07	2005/06

Store refurbishments and relocations	69	27	28	78
New H.Samuel stores	2	1	–	3
New Ernest Jones stores	3	–	1	5
Store fixed capital investment	£25m	£9m	£8m	£22m

Operating initiatives for 2008/09
In the current uncertain environment, the UK business will continue to manage costs, inventory and gross margin very closely. While the impact of commodity cost increases has been less than in the US due to the weakness of the dollar, price increases have been implemented. The successful initiative to drive footfall by taking advantage of the scale of the business, while maintaining gross margin, through key volume lines will continue to be developed. The diamond selection, particularly in exclusive and value ranges, is being enhanced. Mixed metal ranges are being expanded and new merchandise is being tested more efficiently. In the watch category, relationships with the leading agencies continue to be a priority.

Additional initiatives continue to be introduced to raise customer service standards even further, including extension of the customer satisfaction index to all sites and enhancements to training materials on product knowledge and selling skills. New store communication and executional tools are being tested.

Advertising expenditure will be adjusted to reflect the return on investment being achieved. The “H.Samuel helps you say it better” and “Only at Ernest Jones” marketing propositions are planned to be developed further and the e-commerce websites for both brands are expected to be improved.

Terry Burman
Group Chief Executive
9 April 2008

06	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Overview

Group performance

Total sales ($m)	Group operating profit margin (%)	Profit before tax ($m)

Earnings per share (c)	Dividend per share (c)	Return on capital employed (%)

*53 week year

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	07

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Brand review

US Division Largest speciality retail jeweller with 4.2% (1) total market share

No.1 speciality retail jeweller in US
	07/08	06/07	02/03

Sales	$1,489.6m	$1,486.7m	$1,011.1m

Stores	894	832	676

Average sales per store(2)	$1.710m	$1.815m	$1.470m

Total sales: 5 year c.a.g.r	8.1%

Customers typical household income	$35k-100k

Average selling price	$327

Share of US jewellery sector(1)	2.3%

Average store selling space (mall)	1,270 sq ft

Long term potential to add over 500 stores

No.1 US off-mall destination jeweller
	07/08	06/07	02/03

Sales	$756.4m	$664.4m	$258.7m

Stores	154	135	67

Average sales per store(2)	$5.341m	$5.676m	$4.277m

Total sales: 5 year c.a.g.r	23.9%

Customers typical household income	$50k-150k

Average selling price	$747

Share of US jewellery sector(1)	1.2%

Average store selling space	4,900 sq ft

Signet’s fastest growing brand

Group Sales	US $ 2,705.7m 74%	Kay $1,489.6m 41%

Operating Profit(3)	US $262.2m 71%

(1)	Market share. See pages 21 and 29.
(2)	Includes only stores operated for the full financial period.
(3)	Excluding Group central costs of $16.0m.

08	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Overview

UK Division Largest speciality retail jeweller with 12.1% (1) total market share

No.1 UK speciality jewellery brand

	07/08	06/07	02/03

Sales	£256.7m	£260.8m	£275.0m

Stores	359	375	418

Average sales per store(2)	£0.722m	£0.695m	£0.677m

Total sales: 5 year c.a.g.r			(1.4)%

Customers typical household income			£15-40k

Average selling price			£44

Share of UK jewellery sector(1)			6.5%

Average store selling space			1,100 sq ft

Nearly 150 years of jewellery heritage

No.1 UK upper middle market jeweller

	07/08	06/07	02/03

Sales	£219.4m	£217.6m	£186.0m

Stores	204	206	192

Average sales per store(2)	£1.105m	£1.079m	£1.030m

Total sales: 5 year c.a.g.r			3.4%

Customers typical household income			£30-50k

Average selling price			£180

Share of UK jewellery sector(1)			5.6%

Average store selling space			870 sq ft

Highest sales density per square foot of any Signet brand

Regional $459.7m 12%	Jared $756.4m 21%	UK(4) $959.6m 26%	H.Samuel $513.4m 14%	Ernest Jones $438.8m 12%

UK $105.1m 29%

(4)	Includes other sales of $7.4 m.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	09

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Business review

US competitive strengths

Competitive strengths

Store operations and human resources	The ability of the sales associate to explain the value proposition is essential to most jewellery purchases.

	•	Centrally prepared training schedules and materials used by all stores
	•	All store managers are trained diamontologists
	•	About 5,300 trained diamontologists in total
	•	Clear, measurable daily store standards
	•	Each store receives a monthly customer experience report

Merchandising	Consumer offered superior value and selection

	•	Leading supply chain capability among middle market speciality jewellers
	•	Each store merchandised on an individual basis
	•	Highly responsive demand-driven merchandise systems
	•	24 hour resupply capability

Marketing	Leading brands in middle market sector

	•	Largest speciality jewellery retailing marketing budget in US
	•	Ability to achieve leverage through national television advertising
	•	Marketing database of over 25 million names

Real estate	Well designed stores located in primary locations with
high visibility and traffic flows

	•	Strict real estate criteria consistently applied over time
	•	Well tested formats and locations
	•	Attractive tenant for landlords due to high store productivity

Credit operations	Ability to facilitate customer transactions

	•	About 50% of sales utilise in-house credit
	•	Dedicated, proprietory scoring cards
	•	Manage credit in context of our business

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Business review

Initiatives during 2007/08		Initiatives planned for 2008/09

•	Completed roll-out of enhanced training procedures	•	Development of a new training programme for the Leo Diamond
•	Improvement to repair service	•	Improvements to off-site store staff training programmes and
•	Further enchancements to store staff recruitment processes		training programmes for future district managers
•	Continued improvement of in-store execution	•	Enhancements to in-store procedures

•	Continued to develop sourcing from rough diamond initiative	•	Realign prices to reflect commodity cost increases
•	Evolution of ‘Journey’ assortment	•	Significantly increased proportion of merchandise sourced
•	Further designs added to Leo Diamond range		through rough diamond initiative
•	Development of Peerless Diamond range in Jared	•	Further development of exclusive brands
•	Launch of Hearts Desire assortment in Jared	•	Introduction of additional Le Vian ranges
•	Expansion of Le Vian range to all mall brands	•	Increase distribution capacity

•	Further growth in Kay television impressions	•	Continue support of Kay brand
•	Jared advertising on national network television	•	Increase in Jared TV impressions
•	Enhancement of the Kay website	•	Commencement of national radio advertising for Jared
•	Increased support for branded merchandise	•	Further development of Kay e-commerce capabilities
		•	Enable Jared website for e-commerce
		•	Raise level of promotional activity

•	Net space increase of 10%	•	Net new store space growth of about 5% planned
•	40 Kay off-mall openings	•	100th off-mall Kay to be opened
•	Continued testing of Kay in outlet centres	•	17 Jared openings expected
•	19 Jared openings	•	All planned net new space in off-mall locations
•	About 80% of new space in off-mall locations

•	Additional resources invested in collection procedures	•	Improved information technology and systems support for credit collection

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	11

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Business review

Kay Jewelers - 41% of Group sales

Right: Diamond jewellery accounts for 75% of Signet’s US merchandise sales.

Middle top: Le Vian, a leading designer jewellery brand, is available in every Kay store.

Middle lower: The ‘Journey’ range has become an important category since its launch in 2006.

Far right: Bridal jewellery accounts for around 45% of Signet’s US sales.

Introduction
Kay operated 894 stores in 50 states at 2 February 2008 (3 February 2007: 832 stores) and the expansion of Kay as a nationwide chain is an important element of the US division’s growth strategy. Management believes that there is a long term potential for over 1,400 Kay stores in the US. Since 2004/05 Kay has been the largest speciality retail jewellery brand in the US, based on sales, and has subsequently increased its leadership position. Kay targets households with an income of between $35,000 and $100,000; such households account for about 40% of US jewellery expenditure.

Kay 5 year sales and number of stores

2007/08
Kay sales were $1,489.6 million (2006/07: $1,486.7 million). The average retail price of merchandise sold in Kay in 2007/08 was $327 (2006/07: $317). During the year a further net 62 stores were opened, bringing the total to 894. The roll-out of Kay stores in open-air retail centres accelerated with 40 opened in 2007/08 (2006/07: 21 opened). The test of Kay stores in outlet centres entered its second year with five additional sites (2006/07: four additional sites) with encouraging initial results. In September 2006 an e-commerce facility was successfully launched on the Kay website and this was enhanced during 2007/08. E-commerce sales have increased significantly but remain small in the context of the division.

Customer service
Critical to Kay’s success are well trained staff with the appropriate product knowledge and selling skills to communicate the competitive value of merchandise. During 2007/08 the roll-out of the US division’s enhanced training programme and new store communications system was completed.

Merchandising
Each store has a core inventory package that includes those items promoted by Kay’s marketing. This core inventory is supplemented on a store by store basis by items selected by the division’s central merchandising function based on the sales pattern of each individual store.

Marketing
The romance-and-appreciation-based theme of Kay’s television advertising programme continues to utilise the tag line “Every kiss begins with Kay”, which has been used to improve name recognition of the chain since 2000. Management believes that use of national television advertising, which is considered to be the most efficient and cost-effective form of paid for marketing, enhances brand name recognition nationwide, provides increased marketing leverage and improves access to prime store real estate sites.

Television advertising is supplemented with national print advertising in USA Today and national network radio advertising. In 2007/08 the US division produced 11 Kay catalogues that featured a wide selection of merchandise and were prominently displayed in stores and mailed directly to targeted customers. Telephone marketing is also used. The Kay website is the third most visited speciality retail jewellery website (source: Hitwise).

Real estate
Kay stores have historically been located in covered regional malls and it is believed that in the longer term there is potential for some 850 stores in this format.

Since 2002/03 new formats have been developed for locations not in traditional malls because management believes these alternative locations present an opportunity to reach new customers who are aware of the brand but have no convenient access to a store, or for customers

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Business review

The “Every kiss begins with Kay” national television advertising campaign helps drive high brand recognition.

who prefer not to shop in a mall. Such stores further leverage the strong Kay brand, marketing support and the central overhead.

Mall stores
The average mall store contains approximately 1,270 square feet of selling space and 1,500 square feet of total space. The design and appearance of stores is standardised. The typical capital and working capital investment in the first year of trading is about $1.1 million. To maximise customer footfall, these stores are normally only opened in centre court locations, corner locations by the main entrance to a mall or in corner locations by the food court; around 60% of the stores have centre court sites. In 2007/08 a net 17 new mall stores were opened, bringing the total to 789. A further net six mall stores are planned to be opened in 2008/09.

Off-mall locations
Kay stores in off-mall centres provide an expansion opportunity to take advantage of these fast growing retail venues. These include powerstrips and lifestyle centres. A ‘power strip’ centre is a suburban open air shopping complex but the retail mix is predominantly ‘category killer’ superstores with some smaller speciality units. ‘Lifestyle’ refers to suburban open air shopping centres where the retail mix is biased toward fashion stores and is also likely to have a large number of restaurants and other leisure facilities such as a movie theatre.

Kay stores in off-mall locations were successfully tested for three years from 2003/04 with 31 stores having been opened. The roll-out of Kay stores in these open air centres began in 2006/07 and at 2 February 2008 there were 92 trading; it is planned to open a net 19 in 2008/09. A long term potential for over 500 suitable locations has been identified in these centres, and will account for the majority of new Kay stores. Such stores are expected to have a lower capital expenditure, lower rents and lower sales per store at maturity than that of the Kay chain average, and are anticipated to satisfy the normal return on investment hurdle set by the Group.

Outlet locations
A test of Kay in outlet malls began in 2006/07 when four stores were opened. These stores provide penetration into the value conscious sector of the market and are located in two types of centres: “Factory outlets”, in which 50% or more tenants are manufacturers’ outlets; and ‘Mixed use’ centres, typically with one million square feet of manufacturers’ outlet units, traditional mall stores and large space retailers. The core merchandise is the same as in all other Kay stores, as is the pricing structure, but the range of such outlet locations is supplemented by clearance merchandise rather than fashion product. At 2 February 2008 there were ten (3 February 2007: five) Kay stores in outlet locations and a further eight are planned to be opened in

2008/09. Management believes there is a long term potential for between 50 and 100 Kay stores in outlet malls. The capital expenditure to open an outlet store is similar to that of a traditional mall store.

Metropolitan locations
Kay metropolitan stores allow penetration into high population downtown areas under-served by the division’s typical mall and off-mall stores. These metropolitan markets have a high density of retail, business, entertainment and government establishments with good public transit services and high pedestrian footfall. While the performance of the three stores opened in 2005/06 has been satisfactory, no additional metropolitan stores have been opened due to a lack of real estate that satisfies both operational and financial investment criteria. Management believes that there is a long term potential for about 30 metropolitan Kay stores.

These Kay stores have a higher capital expenditure, higher rents and higher sales per store at maturity than that of the Kay chain average. The development of these stores draw on the division’s experience gained from both mall stores and Jared.

Recent openings, current composition, planned openings in 2008/09 and long term potential for each Kay format is shown below.

Test before we invest – New Kay formats

								Expected	Long
		Net openings					Stores	net	term
	2002/03	2003/04	2004/05	2005/06	2006/07	2007/08	at 2 Feb	openings	potential
Stores							2008	2008/09

Mall	9	31	15	25	26	17	789	6	850+
Off-mall	–	10	10	11	21	40	92	19	500+
Outlet	–	–	–	–	4	5	10	8	50-100
Metro	–	–	–	3	–	–	3	nil	c.30

Total	9	41	25	39	51	62	894	33	1,430+

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	13

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Business review

Jared The Galleria Of Jewelry - 21% of Group sales

Far left top: The ‘Peerless’ is a certified Ideal-cut diamond that is also certified triple very high for return of light.

Far left lower: ‘Hearts Desire’ is a unique jewellery collection that features Ideal-cut diamonds.

Left: There is an extensive luxury watch selection in every Jared store.

Below: The Leo Diamond is exclusive in the US to Signet stores.

Introduction
Jared is the leading off-mall destination speciality retail jewellery chain in its sector of the market with 154 stores as at 2 February 2008 (3 February 2007: 135), equivalent in space terms to over 600 mall stores. Management believes there is potential for about 300 Jared stores in the US. Since the first Jared store was opened in 1993, it has grown to be the fourth largest US speciality retail jewellery brand by sales. Each Jared is equivalent in size to about four of the division’s mall stores. Its main competitors are independent operators, with the next largest chain operating some 25 stores.

Jared targets an under-served sector at the upper end of the middle market. This customer is more mature and has a higher income than that of Signet’s US mall store customer. An important distinction of a destination store is that the potential customer visits the store with a greater intention of making a jewellery purchase, whereas in a mall there is a possibility that the potential shopper is undecided about the product category in which they will ultimately make a purchase.

Jared 5 year sales and number of stores

The average retail price of merchandise sold in Jared stores during 2007/08 was $747 (2006/07: $719), which was more than double that of a Signet US mall store. Jared targets households with an income of between $50,000 and $150,000; these households account for about 50% of US jewellery expenditure.

2007/08
Jared sales were up by 13.8% to $756.4 million (2006/07: $664.4 million); the portfolio of 154 stores increased by 19 during the year. In 2007/08 Jared entered the New York and Philadelphia markets and it is planned to expand further in both during 2008/09. For Christmas 2007 Jared utilised both national cable and network television advertising for the first time.

Customer service
A key point of differentiation, compared to a typical mall store, is Jared’s superior customer service as due to its larger size, more specialist staff are available. For example there are dedicated personnel for the diamond, timepieces, and gold and other jewellery departments, as well as for the design and repair workshop. In addition every sales associate in the diamond department is required to be a certified diamontologist. As a result, more in-depth selling methodologies may be used, such as the ‘white glove’ presentation of timepieces.

Every Jared has an on-site design and repair centre where most repairs are completed within one hour. The centre also mounts loose diamonds in settings and provides a custom design service when required. Each store also has at least one diamond viewing room, a children’s play area and complimentary refreshments.

Investment model
In the first year of trading a typical Jared store requires an investment of about $3.9 million, of which about 75% is working capital. First year sales are projected to be some $3.25 million and to make a

16	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Business review

“He went to Jared” national television advertising fully implemented.

contribution on a ‘four wall basis’. In the first five years of trading a Jared store is forecast to have a faster rate of like for like sales growth than that of a mall store over the same period. At the end of this period the planned sales level is $5 million to $6 million and the expected operating margin is comparable to that of a mall store at maturity, with a greater return on capital employed.

The chain is immature with only 44% of stores having traded for five or more years. In their fifth year of trading the average sales of a Jared store was some $5.6 million which is above the target level set at the time of the original investment. The average sales per store for those Jared locations that have been open for six years or more was $6.4 million in 2007/08 (2006/07: $6.8 million). The average sales per Jared store open for the whole of 2007/08 was $5.3 million (2006/07: $5.7million) reflecting an increased rate of new store openings in recent years and the impact of the 53rd week in 2006/07.

Since the concept was first tested in 1993 it has been continually evaluated, developed and refined. Management believes that compared to its competitors, Jared benefits from leveraging the division’s established infrastructure, access to a pool of experienced store managers, and availability of capital required to develop and grow the brand.

Merchandising
Jared’s merchandise range is about five times the value of one of the US division’s mall stores and includes larger and better quality diamonds, such as the Leo Artisan, the Peerless Diamond and the Hearts Desire ranges. The diamond selection also includes an extensive choice of loose stones in sizes from 1/5 carat to three carats. There is a wide selection of settings into which the chosen stone can be set on-site. In addition each Jared has a virtual diamond vault, linked exclusively to a vendor’s inventory, allowing an item selected by the customer to be delivered to a Jared store, usually within 24 hours.

In 2007/08 watches accounted for about double the merchandise mix in Jared to that of the division as a whole. The range, which continues to be expanded, includes Baume & Mercier, Cartier, Montblanc, Movado, Omega, Rado, Raymond Weil, Rolex, Tag Heuer and Tissot. Each store also has a comprehensive range of gold and coloured stone jewellery.

Marketing
Jared advertises on local radio for most of the year and complements this during key trading periods by advertising on television. The move by Jared to national rather than local television advertising, which began in 2006/07, gives the potential to improve advertising leverage in 2008/09 and beyond. Jared has a higher advertising to sales ratio than the division’s mall stores because it is a destination store and is still at an early stage of development. In 2008/09 national radio advertising will be used for the first time. The advertising is designed to build name recognition and visit intent through an emphasis on selection and service and utilises the tag line “He went to Jared”. A special catalogue featuring luxury watches was produced for Jared. There is also a marketing website for Jared.

Real estate
The typical Jared store has about 4,900 square feet of selling space and 6,100 square feet of total space. Jared locations are typically free-standing sites in shopping developments with high visibility and traffic flow, and positioned close to major roads. The retail centres in which Jared stores operate normally contain strong retail co-tenants, including other category killer destination stores such as Borders Books, Best Buy, Home Depot and Bed, Bath & Beyond, as well as some smaller speciality units. It is planned to open 17 Jared stores in 2008/09 and this format continues to account for the majority of the division’s space growth.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	17

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Business review

Regional brands - 12% of Group sales

Introduction
Signet also operates mall stores under a variety of established regional trade names. The leading brands include JB Robinson Jewelers, Marks & Morgan Jewelers and Belden Jewelers. Nearly all of these stores are located in malls where there is also a Kay store. Management believes there is long term potential for about 700 stores in malls trading under the regional brand names. These stores target a similar customer to those that shop at Kay.

2007/08
At 2 February 2008, 351 regional brand stores operated in 37 states

(3 February 2007: 341 stores in 33 states) and sales for 2007/08 were $459.7 million (2006/07: $501.0 million). The average retail price of merchandise sold in a regional store during 2007/08 was $343 (2006/07: $332).

Real estate
The location of regional brand stores within a mall is similar to that of a Kay store. New regional chain stores are opened if real estate satisfying the division’s investment criteria becomes available in their respective trading areas where marketing support can be cost effective. Consideration is given to changing the logo of a regional brand store to Kay where the overall return on capital employed, including any resulting impact on other stores operated by the division, may be increased. Management believes that it may be possible to develop a second mall-based brand of sufficient size to take advantage of national television advertising. This would require the acquisition of a number of small regional chains, or a large regional chain. Such acquisitions would have to meet the Group’s strict operational and financial criteria before being considered and are not expected to occur imminently. It is planned to reduce the number of regional brand stores by about 14 in 2008/09.

Customer service and merchandising
The same field operations, training and merchandising teams are responsible for the regional brands as manage the Kay stores.

Marketing
The primary form of marketing for the regional brands is radio. Direct mail and telephone marketing are also used to encourage repeat purchases by current customers. A similar number of catalogue editions were produced for each regional brand as for Kay. There are also marketing websites for some of the brands. A test of local television advertising began during Christmas 2005 and this has now ended as a satisfactory uplift in sales was not being achieved. The appropriate level of marketing support for the regional brands is determined by the incremental sales productivity of such activities compared to the marginal cost of the promotional expenditure.

Regional Brands 5 year sales and number of stores

Summary functional reviews

Operating structure
While the US division operates under twelve different brands, many functions are integrated to gain economies of scale and have commonality of systems where a fully integrated approach is inappropriate. For example, in store operations there is a separate dedicated field management team for the mall brands, Jared and the in-store repair function, while there is a combined diamond sourcing function.

Training
Providing knowledgeable and responsive customer service is a priority, and is regarded by management as a key point of differentiation. It is believed that highly trained sales associates, with the necessary product knowledge to communicate the quality, attributes and competitive value of merchandise, are critical to the success of the business. Store staff also receive training on supply chain issues such as conflict diamonds and the environmental impact of gold mining.

Retail sales personnel are encouraged to become certified diamontologists by graduating from a comprehensive correspondence course provided by the Diamond Council of America. Over 50% of the division’s full time sales staff who have completed their probationary period are certified diamontologists or are training to become certified. All store managers are required to be so qualified. The number of certified diamontologists employed by the US division increased by 16% in 2007/08 to some 5,300. Employees often continue their professional development through completion of further courses on gemstones and timepieces.

Credit
In-house credit sales represented 52.6% of total US sales in 2007/08 (2006/07: 51.7%) and the monthly collection rate was 13.9% (2006/07: 14.6%), a credit portfolio turn of approximately seven months. While the credit participation was little changed, the approval rate for credit applications was lower. The bad debt charge for the year, at 6.5% (2006/07: 5.3%) of credit sales was at the high end of the tight range of the last ten years reflecting the deterioration of the US economy. The increase in bad debts was largely offset by additional income on the portfolio as a result of the lower monthly collection rate. The 5.3% net bad debt charge in 2006/07 was at the low end of the range of the last ten years and reflected the impact of a revision in the US bankruptcy laws implemented in late 2005 which temporarily increased bankruptcy levels in late 2005/06 and reduced them in early 2006/07.

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Business review

US marketplace

Introduction
Total US jewellery sales, including watches and fashion jewellery, are provisionally estimated by the US Department of Commerce to have been $64.7 billion in calendar 2007. The US jewellery market has grown at a compound annual growth rate of 5.9% over the last 25 years. The US jewellery market accounts for just under 50% of global jewellery consumption (source: Jewelry Industry Research Institute). Management believes that the jewellery category competes with other sectors, such as electronics, clothing and furniture, as well as travel and restaurants for consumers’ discretionary spending.

A jewellery sale normally requires interaction between the customer and the sales associate, during which the items are removed from the display cases, with their respective qualities explained to the customer. Consumer surveys conducted by Signet indicate that a key factor in the purchase of jewellery is the customer’s confidence in the sales associate. Other important competitive points of differentiation are merchandise selection and the reputation of the retail brand name. In the speciality sector, while price is important to the customer, management believes these other three factors are of a higher priority.

Market structure
While the US retail jewellery industry is highly fragmented, the share taken by specialty jewellers has been steady at about 48% of total jewellery sales. General retailers, such as department stores, discount outlets, television home shopping, general merchandisers, apparel retailers and accessory stores, had a 44.9% market share in calendar 2007. Internet jewellery sales, including both speciality and general retail websites accounted for 7.4% in calendar 2007. The largest jewellery retailer was Wal-Mart Stores, Inc. (“Wal-Mart”), whose merchandise mix is believed by management to be markedly different to that of Signet’s US division. In calendar 2006, the latest year for which data are available, Wal-Mart had an estimated market share of 4.5% (source: National Jeweler). Signet is the second largest jewellery retailer with a market share of 4.2% in calendar 2007. See table below for details.

	Calendar	Calendar	Calendar	Calendar
	2007	2006	2002	1997

Total US jewellery sales(1)	$64.7bn	$62.2bn	$51.2bn	$40.9bn
Speciality share(2)	47.7%	48.4%	48.4%	48.3%
General retailers’ share	44.9%	45.2%	48.2%	49.4%
Internet share(1)	7.4%	6.4%	3.4%	2.3%
Signet share	4.2%	4.3%	3.4%	2.3%

(1)	Source: US Department of Commerce
(2)	Source: US Census Bureau
(3)	Source: National Jeweler

2007/08
In calendar 2007 the US jewellery market grew by a provisional 4.0%, primarily reflecting the slower growth of discretionary disposable income and was below the 25 year average of 5.9% . The first quarter was weak, reflecting poor weather that adversely affected the important Valentine’s Day period. The second and third quarters, when the jewellery market is primarily driven by bridal related purchases, was a little more buoyant, but the key fourth quarter was disappointing. The slowdown in the fourth quarter reflected the general retail marketplace, with jewellery sales being particularly affected. The speciality jewellery sector grew by 2.6% in calendar 2007, below the 25 year average of 5.1% . The middle market is believed to have been weaker than the total speciality market, reflecting the greater pressure on discretionary expenditure experienced by median income households than those with income in the top quartile.

Long term performance
Jewellery sales have, over the longer term, grown broadly in line with personal consumption expenditure. Jewellery sales are seasonal as the primary reasons to purchase jewellery and watches are for bridal related occasions and gift giving events such as Christmas, birthdays, Valentine’s Day and Mother’s Day. Jewellery is also purchased for self reward and as a fashion accessory. The rate of growth accelerates and slows broadly in line with major non-food retail categories as the majority of jewellery sales are made in the middle mass market. Jewellery sales outperformed other comparable sectors in the more buoyant late 1990’s, underperformed in 2001, performed in line with selected other non-food retail categories during 2002 to 2007. Over the last ten years, Signet’s total US dollar sales rose (including the acquisition of Marks & Morgan) at a compound annual growth rate of 11.1% compared to 4.7% for the jewellery sector as a whole.

Management believes that the long term outlook for jewellery sales is encouraging given the expected growth in disposable income and the increasing number of women in the work force. However, jewellery sales are subject to fluctuations in the general level of retail sales.

Speciality jewellery sector
Signet’s US division had an 8.8% market share of the speciality sector in 2007/08 (2006/07: 8.8%) . Its largest direct competitor had a speciality market share of 6.4% (2006/07: 7.3%) . Kay and Jared were two of the top four brands in the speciality sector. Only these four brands had a level of sales that enabled the cost effective use of national television advertising, the most efficient form of marketing in the US. Of the two other brands, only one targeted the middle market segment, which is the primary customer of Signet’s US division. In calendar 2006 only three other speciality retail jewelers had sales of more than $500 million, according to National Jeweler. Independent retail jewellery stores (including medium and smaller regional chains with sales of less than $500 million) together accounted for over 70% of the speciality market.

In calendar 2007, the Jewelers Board of Trade estimated that there were some 23,449 speciality jewellery firms in the US, compared to 27,580 in 1997 and 25,043 in 2002, which is a compound annual decrease of 1.6% since 1997. In calendar 2007 the number of speciality firms declined by some 349, a fall of 1.5% . Since 1997 the number of stores operated by the five largest speciality jewellery retailers increased by about 950, of which some 66% is accounted for by Signet’s growth. This reflects the continuing consolidation taking place in the sector, which provides a significant growth opportunity for those businesses with competitive advantages in the sector.

Diamond jewellery sales
Diamond jewellery accounts for some 55% of total jewellery sales in the US market (source: Diamond Information Centre). About 50% of worldwide diamond jewellery sales are made in the US according to the Jewelry Industry Research Institute. During the last ten years US diamond jewellery sales have risen by 6.1% per annum compared to 4.7% for the total jewellery market. Diamond jewellery accounted for 75% of the US division’s merchandise sales in 2007/08, compared to 63% in 1997/98 and 72% in 2002/03.

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Business review

UK competitive strengths

Competitive strengths

Store operations and	The ability of the sales associate to explain the value proposition is essential to most jewellery purchases.
human resources
	•	Industry-leading training with third party accreditation
	•	78% of store management have passed the Jewellery Education and Training Course 1 accredited by the National Association of Goldsmiths

	•	Management trained to support enhanced sales associate development programmes and build general management skills
	•	Commission based remuneration programme developed to improve recruitment and retention of top quality staff

Merchandising	Consumer offered superior value and selection

	•	Leading supply chain capability in the UK jewellery sector
	•	Highly responsive demand-driven merchandise systems
	•	Scale to offer exclusive products
	•	24 hour re-supply capability

Marketing	Leading brands in middle market sector

	•	Ability to leverage brand perception through scale of marketing spend
	•	Leading integrated e-commerce and retail store service within the speciality jewellery sector
	•	Marketing database of over 13 million names

Real estate	Well designed stores located in primary locations with high visibility and traffic flows

	•	Strict real estate criteria consistently applied over time
	•	Revised store format, more suited to selling diamonds and fine jewellery
	•	Attractive tenant to landlords

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Business review

Initiatives during 2007/08		Initiatives planned for 2008/09

•	Enhancements to training programme	•	Expand customer satisfaction index to all stores
•	Successfully tested index of customer satisfaction	•	Further improvements to training in head office
•	Own label store card launched	•	Increase focused training of store staff outside of store environment
•	Development of training workshops with British Horological Institute	•	Test new store communications and execution tool
•	Improved coordination between marketing and training timetables	•	Enhance Forever Diamond training materials
•	Further developed employee reward packages

•	Increased brand differentiation through collections and exclusive merchandise	•	Improve the diamond selection, particularly in exclusive and value ranges
•	Enhanced the Leo Diamond selling methodology	•	New merchandise tested more quickly
•	Made shopping easier by improving displays and rationalising ranges	•	Development of more mixed metal ranges
•	Developed key volume items	•	Expansion of key volume items
•	Improved sharing of inventory information with a more focused supplier base	•	Continued enhancement of the watch category

•	Further development of “H.Samuel helps you say it	•	Continue to build H.Samuel brand image by better
	better” marketing theme		execution of marketing and promotions
•	Development of new market position for Ernest Jones	•	Further develop the reputation of Ernest Jones for exclusive merchandise
•	Enhancement to websites	•	Enhance e-commerce capability

•	16 H.Samuel store refurbishments	•	Start of major multi-year store refurbishment programme in
•	Tested design enhancements in Ernest Jones	•	Ernest Jones with up to 40 scheduled in 2008/09
•	Improved focus of H.Samuel store portfolio	•	About 20 H.Samuel refurbishments and resites planned
		•	Continue rationalisation of H.Samuel store portfolio

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	23

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Business review

H.Samuel - 14% of Group sales

Right: Key volume items
were again used to drive
footfall. The front of the
Christmas catalogue featured
the message “Every girl
deserves a diamond”.

 Right lower: The Julien
Macdonald collection is
exclusive to H.Samuel.

 Middle: The Forever
diamond is expertly cut for
greater fire and brilliance.

 Far right: Signet is offering
an increasing number of
exclusive items.

Introduction
H.Samuel accounted for 14% of Group sales in 2007/08 (2006/07: 14%), and is the largest speciality retail jewellery brand in the UK with a 6.5% share of the total jewellery market. It serves the core middle market and its customers typically have a household income of between £15,000 and £40,000. The brand has nearly 150 years of jewellery heritage. It sells a broad range of gold and silver jewellery, an increasing proportion of diamond merchandise and a wide selection of watches, including Accurist, Citizen, DKNY, Fossil, Rotary, Seiko and Sekonda. It also sells an increasingly focused range of gifts and collectables such as Nao and Swarovski.

H.Samuel had 359 stores at 2 February 2008 (3 February 2007: 375) and is represented in nearly all large and most medium sized shopping centres with the focus increasingly being on larger centres. An e-commerce capability was added to hsamuel.co.uk in September 2005 and it is the most visited UK speciality jewellery website (source: Hitwise).

H.Samuel 5 year sales and number of stores

2007/08
H.Samuel sales were £256.7 million (2006/07: £260.8 million). The average retail price of merchandise sold in H.Samuel during 2007/08 was £44 (2006/07: £42) and the average retail price of items sold has increased at a compound annual growth rate of 6.2% over the last five years. The sales per store increased to £722,000 (2006/07: £695,000 on a 53 week basis) and have increased at a compound annual growth rate of 1.3% over the last five years.

During 2007/08, television advertising, using the theme “H.Samuel helps you say it better”, was successfully developed. An H.Samuel store credit card was tested and launched. Staff training remained a priority and about 40% of H.Samuel staff have an externally recognised jewellery industry qualification.

Customer service
Customer service is an increasingly key point of differentiation for H.Samuel. Historically the brand’s customers self selected merchandise from window displays and primarily required a ‘cash and wrap’ service. Sales associates in H.Samuel now need an increased level of product knowledge and selling skills as a growing proportion of sales are of products, such as diamond jewellery that require much higher levels of customer service. Therefore a priority in recent years has been to improve the training process within the UK division.

Merchandising
In 2007/08 diamond jewellery accounted for 22% of H.Samuel’s merchandise mix, up from 16% in 2002/03. This helped increase the average unit selling price to £44 from £33 over that period. Within the diamond category the average selling price increased to £201 (2002/03: £179). Since 2002/03, sales of gift and other items have declined to 12% of the total from 19%.

Merchandising initiatives to further increase the differentiation of H.Samuel stores and to reinforce the brand perception as a speciality jeweller continued, for example the launch of the Julien Macdonald range and the development of exclusive merchandise such as the

24	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Business review

H.Samuel ‘Helps you say it better’ advertising was successfully developed.

Left: The new television advertising campaign emphasised the emotional element of giving jewellery as a gift.

Above: Key elements of the television commercial were integrated into other Christmas marketing materials such as the H.Samuel website.

Forever Diamond range. Key volume items were again used to drive footfall. These items take advantage of H.Samuel’s buying scale and offer consumers an attractive price while achieving a satisfactory gross margin and are promoted in marketing and point of sales material. As in 2006/07 a more targeted approach to promotional activity was beneficial during 2007/08.

H.Samuel merchandise mix
(excluding repairs, warranty and other
miscellaneous sales)

	2007/08	2006/07	2002/03

Gold jewellery	31%	31%	32%
Watches	25%	24%	24%
Diamond jewellery	22%	21%	16%
Other jewellery	10%	10%	9%
Gifts and other	12%	14%	19%

Average selling price	£44	£42	£33

Marketing
Over Christmas H.Samuel used the “H.Samuel helps you say it better” television advertising supplemented by advertising in national newspapers and catalogue distributions. For the remainder of the year a series of themed catalogues displayed in stores, mailed directly to targeted customers and distributed in newspapers were the primary form of marketing. During 2007/08 co-ordination of the different forms of marketing and promotion was improved. The H.Samuel website has been transactional since 2005 and its performance has been encouraging, although its sales are relatively small in the context of the division as a whole.

Store design
The H.Samuel store portfolio is nearing the end of a radical refit that started seven years ago. Previous to that, stores were designed for a shopper who made a choice from a window display. The changed format is designed to facilitate the sale of merchandise with a higher average selling price, particularly diamonds, and therefore allows an increased focus on customer service and greater convenience in presenting merchandise to customers. The clear internal layout by department enhances the ability to provide appropriately trained specialist staff in each area.

The format uses low level displays, which act as service counters for jewellery, particularly diamond ranges; wall display cases are used predominantly for watches, gifts and lower value jewellery items. The refitted stores are also much more open and inviting. While the design was based on the Group’s US experience, it was adapted to H.Samuel’s merchandising and customer requirements.

Further evolutionary changes to the design have been made during the refit programme. These include improved presentation of jewellery, particularly in wall showcases; more clearly displayed branded merchandise such as watches; and more effective use of in-store signage.

Real estate
H.Samuel has a seven year store refurbishment cycle. In 2007/08 16 refits or resites were completed (2006/07: 28 including two in the traditional format). At 2 February 2008 234 stores, accounting for just over 70% of sales, traded in the more customer oriented store design.

Some 23 refits and resites are planned in 2008/09. The conversion programme to a more customer oriented format for H.Samuel is anticipated to be completed in 2009/10. Thereafter, the cost of store refurbishment is expected to reduce significantly as structural work, such as the move away from window based displays, will be much lower.

H.Samuel is increasingly focused on bigger stores, in larger shopping destinations, where it is better able to offer more specialist customer service, a wider range of jewellery and benefit from the more customer oriented format. This reflects the changing shopping patterns of customers. The number of H.Samuel stores in smaller markets is therefore likely to decline as leases expire or suitable real estate transactions become available. Over the last five years there has been a reduction of 59 stores.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	25

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H.SAMUEL
THE JEWELLER
oasis
GUESS
DKNY
FOSSIL
FOREVER DIAMONDS
POLICE

26

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H.SAMUEL
THE JEWELLER
Services & Repair
H.SAMUEL
THE JEWELLER

27

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Business review

Ernest Jones - 12% of Group sales

Far Left: Diamonds account for 34% of Ernest Jones’ merchandising mix.

Middle top: Bridal jewellery accounts for over 15% of Signet’s UK sales.

Middle lower: The watch sector accounts for 33% of Ernest Jones’ merchandising mix and includes increasing numbers of exclusive models.

Left: The Christmas ring is an example of a key volume item used to drive footfall, while maintaining gross margin.

Introduction
Ernest Jones accounted for 12% of Group sales in 2007/08 (2006/07: 11%), and is the second largest speciality retail jewellery brand in the UK with a market share of 5.6% of the total jewellery market. It serves the upper middle market and its customers typically have a household income of between £30,000 and £50,000. It sells a broad range of diamond and gold jewellery as well as prestige watches such as Breitling, Cartier, Longines, Omega, Rado, Raymond Weil, Rolex and Tag Heuer. It also sells contemporary fashion watches such as Burberry, DKNY, Emporio Armani, Gucci, Hugo Boss and a range of traditional watches including Accurist, Rotary, Seiko and Tissot.

Ernest Jones had 204 stores at 2 February 2008 (3 February 2007: 206) and is represented in nearly all large shopping centres. An e-commerce capability was added to ernestjones.co.uk in September 2006 and it is the second most visited UK speciality jewellery website (source: Hitwise).

Ernest Jones 5 year sales and number of stores

Where local market size and merchandise considerations allow, a two-site strategy is followed using the Leslie Davis trading name. While having a similar customer profile to Ernest Jones, Leslie Davis is differentiated by a greater emphasis on fashion brands and the store design. There were16 Leslie Davis stores at 2 February 2008 (3 February 2007: 16).

2007/08
Ernest Jones sales were £219.4 million (2006/07: £217.6 million), with watches showing good growth but the diamond jewellery performance was disappointing. Sales per store improved in 2007/08 to £1,105,000 (2006/07: £1,079,000 on a 53 week basis) and have increased at a compound annual growth rate of 1.4% over the last five years.

During 2007/08 an enhanced store design was successfully tested, a new marketing theme for the brand was developed and a store branded credit card was launched. The quality of staff training was further improved, with over 45% of Ernest Jones staff having gained an externally recognised jewellery industry qualification. A specially designed diamond ring for Christmas was a notable success.

Customer service
As over two thirds of Ernest Jones sales mix consists of diamonds and watches, store staff provide a high level of customer service and have detailed product knowledge. An increasing proportion of staff have undertaken training provided by the division in conjunction with the International Gemological Institute or the British Horological Institute. The enhanced store design that was tested in 2007/08 provided a more appropriate sales environment for diamond jewellery, in particular rings, and watches.

28	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Business review

Merchandising
In 2007/08 diamond jewellery accounted for 34% of Ernest Jones’ merchandise mix similar to the level in 2002/03. The average retail price of merchandise sold in Ernest Jones in 2007/08 was £180 (2006/07: £163) and has increased at a compound annual growth rate of 6.7% over the last five years. In 2007/08 within the diamond category the average selling price increased to £440 (2006/07: £413). The Leo Diamond range, exclusive to Ernest Jones in the UK, was further developed in 2007/08. Watch participation in the merchandise mix increased to 33% and Ernest Jones continues to develop its relationships with the leading watch distributors.

Ernest Jones merchandise mix (excluding repairs, warranty and other miscellaneous sales)

	2007/08	2006/07	2002/03

Gold jewellery	25%	25%	25%
Watches	33%	31%	33%
Diamond jewellery	34%	35%	33%
Other jewellery	6%	6%	5%
Gifts and other	2%	3%	4%

Average selling price	£180	£163	£130

Marketing
During 2007/08 a new marketing proposition “Only at Ernest Jones” was developed and tested. This is intended to help differentiate the brand in the marketplace and emphasises the exclusive merchandise that is available, such as the Leo Diamond, the Christmas products and certain watch designs. It is intended to develop this positioning further in 2008/09.

For most of the year the primary marketing and advertising medium employed by Ernest Jones is a series of catalogues distributed by mail and as inserts in newspapers and magazines. They are also available in all stores. In 2007/08 the quality of catalogues continued to be improved and their distribution better targeted. Increasing use is also being made of customer relationship marketing and it is planned that this will be developed further in 2008/09. There is also an Ernest Jones website, which was made transactional in September 2006. Its performance is encouraging, but its sales remain relatively small within a divisional context.

In recent years Ernest Jones has tested the effectiveness of television advertising. During Christmas 2007 a new television commercial broadcast in areas covering about 60% of the store base. The results of the trial continue to be analysed.

Store design
A more open, customer oriented store design has also been implemented for Ernest Jones. Ahead of a major refurbishment programme, an enhanced more contemporary design was developed and tested in late 2007/08. The design increased the differentiation of the brand by giving greater prominence to the Ernest Jones brand and the watch agencies, as well as providing an improved environment for selling diamond jewellery. The early results of this design have been encouraging.

Real estate
Ernest Jones’ normal refurbishment cycle is ten years and the majority of its stores are due for refit in the period 2008/09 to 2011/12 in the enhanced design. During 2007/08, 11 refits and resites were completed, including three Leslie Davis stores. At 2 February 2008 48 stores, accounting for a little over 20% of sales, traded in the more customer oriented format (3 February 2007: 38). 46 refits and resites are planned for 2008/09.

The number of Ernest Jones stores has been broadly stable over the last five years and additional sites will be added depending on the availability of suitable sites and prestige watch agencies.

UK Marketplace
In calendar 2007 the size of the total UK market for fine jewellery, costume jewellery and watches was estimated by the Office for National Statistics (“ONS”) to have been £4.5 billion ($9.0 billion) (including VAT of 17.5%), (2006: £4.5 billion). The ONS figure for market size replaces previous figures for market size which were based on management estimates and market research carried out by Key Note. While the ONS figure has been adopted, its reliability is uncertain. The jewellery market grew at an estimated compound rate of 4.7% per annum from 1997 to 2004. It declined by 4.0% in 2005, when the retail sector as a whole experienced the sharpest deterioration in trading conditions since 1991, with the jewellery sector being particularly affected. In 2006 the UK jewellery market returned to growth while 2007 was unchanged. Per capita spend on jewellery in the UK remains at approximately half of the level of the US. The market includes speciality retail jewellers and non-speciality jewellery retailers, such as mail order catalogues, catalogue showrooms and jewellery departments in department stores.

The UK retail jewellery market is very fragmented and competitive, with a substantial number of independent speciality jewellery retailers. Management believes there are just over 7,000 speciality retail jewellery stores in the UK.

Based on surveys, management believes that customers are attracted to H.Samuel because of its strong brand appeal as a speciality jeweller, that is differentiated by its customer service standards and staff knowledge. Ernest Jones attracts customers as a result of its diamond and watch expertise, exclusive and up to date merchandise and knowledgeable staff.

Market structure
In the middle market H.Samuel competes with a large number of independent jewellers, with only one having more than 100 stores. Some competition at the lower end of the H.Samuel product range also comes from a catalogue showroom operator, and discount jewellery retailers and supermarkets.

In the upper middle market Ernest Jones competes with independent speciality retailers and a limited number of other upper middle market jewellery brands, the largest three of which had 187, 62 and 31 stores respectively at 2 February 2008.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	29

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ERNEST JONES
ERNEST
TAGHeuer
GUCCI
TAGHeuer
GUCCI
LONGINES
RAYMOND WEIL
HAMILTON
30

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Business review

Key performance indicators

Like for like
sales growth

Like for like sales growth is key in determining store profitability. Over time, above industry like for like sales growth drives superior sales per store, central to achieving above average operating margins. Like for like sales growth is driven by factors external to the Group such as the:

• level of consumer confidence, which is significantly influenced by changes in the employment market;
• size and growth of the jewellery market;
• competition within the sector;

and the execution of the basic retail disciplines of:
•	store operations, in particular customer service;
•	merchandising and supply chain management;
•	marketing;
•	real estate management; and
•	in the US, provision of credit.

Target: Like for like per annum sales growth of mid-single digits over the economic cycle. While the current challenging trading conditions persist the like for like sales performance is likely to be below the target level.

Definition: Annual percentage increase in sales from stores that have been opened for more than 12 months.

5 year compound annual growth 3.3%

Performance: The five year compound growth in like for like sales of 3.3% was just below target as a result of the performance in 2007/08 which reflected challenging trading conditions, particularly in the fourth quarter.

Net new store
space growth

The growth in new store space provides the potential for future profit growth and is a driver of the Group’s investment in fixed and working capital.

In the US, there is the long term potential to nearly double store space in existing formats. The constraint on growth is the availability of staff trained to the Group’s standards and the ability to secure real estate leases that satisfy the Group’s criteria. It is anticipated that about half of new store space over the next five years will consist of Jared locations.

In the UK, it is anticipated that the number of H.Samuel stores will decrease while those of Ernest Jones may increase.

While the expansion in store space is expected to increase shareholder value in the long term, it has an adverse impact on operating profit margin and return on capital employed in the short term.

Target: Increase in Group store selling space to average between 5% and 7% per annum over the economic cycle. In the current challenging trading environment the future rate of expansion in the US is anticipated to be less than in recent years, and the Group increase in space is expected to be 2%-5% in 2008/09 and 2009/10.

Definition: Percentage increase in store selling space over the prior year as at the year end.

5 year compound annual growth 6.5%

Performance: The annual new store space increase of 6.5% over the five years was in the target range. In 2007/08 US net new space growth was 10% and in the UK there was a 2% reduction.

Total sales growth
at constant exchange rates

Total sales growth gives the Group the ability to leverage central overhead expenditures. In addition, it brings the opportunities to achieve supply chain and marketing efficiencies. Total sales growth is also an important factor in the level of working capital utilised as it is a key influence on the level of inventory and US customer receivables held by the Group.

Total sales growth is dependent on the level of like for like sales growth and the sales generated by net new store space opened.

The proportion of sales derived from the US is anticipated to rise due to the level of new store space growth in the US division. The geographic mix of sales is also influenced by exchange rate movements.

Target: 7% to 10% per annum growth in Group total sales at constant exchange rates over the economic cycle. In the current economic environment total sales growth is likely to be below the target range.

Definition: Annual percentage increase in total sales at constant exchange rates (see page 48).

5 year compound annual growth 6.6%

Performance: The 6.6% annual growth in total sales over the last five years was slightly below target. The performance in 2007/08 was significantly below the target range and reflected the performance of the jewellery market as a whole.

*53 week year

32	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Business review

Operating profit growth
at constant exchange rates

Operating profit measures the surplus that the Group makes from selling jewellery, watches and other products and services. It depends on the cost of goods sold, the level of operating costs and other operating income. The most significant operating cost categories are staff, property operating lease rentals and marketing.

As many of the Group’s costs are comparatively fixed, sales per store is important in determining operating profit. To at least maintain its operating profit, the Group needs total sales growth sufficient to offset any adverse movement in gross margin and increases in operating expenses from both existing operations and new store selling space. The impact of changes in sales (either adverse or favourable) on operating profit is less in the US division than in the UK business, as certain expenses, such as staff costs and property rentals are more related to sales in the US.

Target: 7% to 9% per annum growth in Group operating profit at constant exchange rates over the economic cycle. As sales performance is a key driver of operating profit growth, the five year performance is expected to be below target until sales growth returns to its target range.

Definition: Group sales less cost of goods sold and administrative expenses; plus other operating income all at constant exchange rates (see page 48).

5 year compound annual growth 1.8%

Performance: The 1.8% compound growth in operating profit was below target, due to the 16.5% decline in 2007/08 which reflected minimal sales growth.

Return on
capital employed

ROCE measures the efficiency of the Group in using capital to generate operating profit. Variation in operating profit and assets employed are the drivers of ROCE.

As the Group operates mainly leasehold stores, inventories, US customer receivables and shop fixtures are the largest elements in the Group’s capital employed.

In the US, ROCE is adversely impacted by new store space, which in the first year of trading requires investment in inventory and receivables but normally makes only a small contribution to operating profit. In the UK, the strategy to improve store productivity should increase ROCE as little additional inventory is required.

Target: A Group ROCE of over 20% assuming the current target for new store space growth over the economic cycle. While trading conditions continue to be challenging, the five year average ROCE is anticipated to decline.

Definition: Annual Group operating profit divided by the average monthly Group capital employed for that year, expressed as a percentage.

5 year average 22.8%

Performance: The five year average ROCE of 22.8% was above target. While ROCE at 16.8% in 2007/08 was below the five year average, primarily due to the operating profit performance, it remained comfortably above the Group’s cost of capital.

Movement in net debt
excluding exchange adjustments and net changes in equity

The movement in the net debt position reflects the cash generated by operations, investment activities, payments to governments, interest and dividends. It depends on the:

•	operating performance of the business;
•	level of inventory investment;
•	proportion of sales made on the in-house credit card and the average monthly collection rate of the credit balances;
•	timing of payments to creditors;
•	rate of space expansion;
•	level of store refurbishment and relocations, and the purchases or disposals of other assets;
•	level of tax payments made;
•	interest paid; and
•	dividends paid.

Target: In 2007/08, for movement in net debt to increase by $70 million to $110 million. For 2008/09, net debt is anticipated to increase between $40 million and $80 million, subject to the general economic uncertainties. The expected reduced cash outflow reflects the planned slower rate of US space growth and lower tax payments.

Definition: Movement in net debt excluding exchange adjustments and changes in equity.

5 year average $(23.4) million

Performance: The cash outflow in 2007/08 of $120.6 million was above target due to the sales performance in the fourth quarter.

*53 week year

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	33

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Financial statements

Summary financial review

Dollar reporting
Following the approval of shareholders and the High Court, the redenomination of the Company’s share capital became effective on 5 February 2007. The Company’s functional currency is now US dollars and the Group reports in US dollars.

Sales growth, operating margin and ROCE
The components of the 3.0% increase in Group total sales in 2007/08 are analysed in the table below left:

Group operating margin (operating profit to sales ratio) was 9.6% in 2007/08 (2006/07: 11.7%), the factors causing this movement are analysed below right:

ROCE was 16.8% (2006/07: 22.8%) . Capital employed is based on the average of the monthly balance sheets and at 2 February 2008 included US net receivables, nearly all of which are in-house credit card debtors, amounting to $840.2 million (3 February 2007: $778.9 million).

Group and financing costs
Group central costs amounted to $16.0 million (2006/07: $13.9 million), reflecting the impact of exchange translation movements and higher professional fees. Net financing costs amounted to $17.8 million (2006/07: $15.4 million), the increase being primarily due to the share buy back programme commenced in 2006/07 and completed in the first quarter of 2007/08.

Taxation
The charge of $118.3 million (2006/07: $134.8 million) represents an effective tax rate of 35.5% (2006/07: 33.6%) . The rate was lower than indicated in the third quarter due to the change in mix of profit between the US and UK businesses and a more favourable resolution of certain prior year tax positions. It is anticipated that, subject to the outcome of various uncertain tax positions, the Group’s effective tax rate in 2008/09 will be at a similar level to the reported rate in 2007/08.

Profit for the financial period
Profit for the 52 weeks ended 2 February 2008 was $215.2 million (53 weeks to 3 February 2007: $266.0 million).

Purchase of own shares
During 2007/08 the Group completed a share buy back programme with 12.2 million shares (2006/07: 30.3 million) purchased for $29.0 million (2006/07: $63.4 million).

Liquidity and capital resources
Operating cash flow before working capital movements was $465.7 million (2006/07: $519.9 million). Total investment in new space, both fixed and working capital, during the year was $178.9 million (2006/07: $176.7 million). The total investment in working capital was $171.0 million

(2006/07: $173.5 million), of which $118.8 million (2006/07: $119.4 million) related to net new space. While inventory levels were generally tightly controlled, there was an increase of $96.8 million (2006/07: $118.1 million) primarily reflecting space growth in the US. The majority of the increase in receivables of $60.7 million (2006/07: $101.5 million) was due to space growth and a fall in monthly collection rate. There was a decrease in payables of $13.5 million (2006/07: increase $46.1 million) as the Group took advantage of discounts from suppliers for early payment.

Cash generated from operations amounted to $294.7 million (2006/07: $346.4 million). Interest of $29.8 million (2006/07: $31.4 million) and tax of $128.5 million (2006/07: $130.1 million) were paid. Net cash flows from operating activities were $136.4 million (2006/07: $184.9 million).

Group capital expenditure was $140.4 million (2006/07: $124.4 million). The level of capital expenditure was some 1.2 times (2006/07: 1.3 times) the depreciation and amortisation charge of $114.1 million (2006/07: $98.4 million).

Equity dividends of $123.9 million (2006/07: $108.7 million) were paid in the year and the net movement in shares outstanding was an outflow of $23.0 million (2006/07: outflow $55.7 million) reflecting the completion of the share buy back programme commenced in 2006/07.

There was an increase in net debt before exchange rate adjustments of $143.6 million (2006/07: $86.4 million). Net debt at 2 February 2008 was $374.6 million (3 February 2007: $233.2 million) and gearing was 20.7% (3 February 2007: 13.4%) .

It is anticipated that in 2008/09 there will be a further increase in the level of working capital as a result of planned net US store openings and the expansion of the rough diamond sourcing initiative, however this is expected to be significantly less than in 2007/08. Capital expenditure is forecast to be at a similar level to 2007/08 as lower expenditure in the US is balanced by an increase in the UK. Tax payments will be less reflecting the level of profits reported in 2007/08. In total, a cash outflow of between $40 million and $80 million is anticipated in 2008/09 before exchange adjustments and changes in equity and subject to general economic uncertainties.

Pensions
The Group has one defined benefit plan (the “Group Scheme”) for UK-based staff, which was closed to new members in 2004. All other pension arrangements consist of defined contribution plans. The IAS 19 present value of obligations of the Group Scheme decreased last year by $4.2 million to $253.7 million and the market value of the Group Scheme’s assets fell by $13.5 million to $248.1 million; as a result the balance sheet at 2 February 2008 reflected a net pension liability of $4.0 million (3 February 2007: net pension asset of $2.5 million). The cash contribution to the fund in 2007/08 was $7.2 million (2006/07: $6.8 million) and the Group expects to contribute a similar amount in 2007/08.

Drivers of operating profit performance

Components of sales growth				Components of operating margin movement

	US %	UK %	Group %		US %	UK %	Group %

Like for like sales on a 52 week basis	(1.7)	2.0	(0.7)	2006/07 operating margin	12.3	11.4	11.7
Change in net store space	5.8	(1.1)	3.9	Impact of 53rd week in 2006/07	0.2	(0.2)	0.1
Exchange translation	–	6.5	1.7
				2006/07 operating margin on 52 week basis	12.5	11.2	11.8
Total sales growth on a 52 week basis	4.1	7.4	4.9	Gross margin	(0.3)	(0.6)	(0.4)
Impact of 53rd week in 2006/07	(2.1)	(1.6)	(1.9)	Expense leverage	(1.9)	0.4	(1.4)
				New store space	(0.6)	–	(0.4)
Total sales growth	2.0	5.8	3.0
				2007/08 operating margin	9.7	11.0	9.6

34	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Financial statements

Independent auditor’s statement to the members of Signet Group plc

We have examined those parts of the Summary financial statement which comprise a summary consolidated income statement, summary consolidated balance sheet, summary consolidated cash flow statement, segmental information, summary report of the directors and summary directors’ remuneration report set out on pages 36 to 45.

This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and independent auditors
The directors are responsible for preparing the Annual Review and Summary financial statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the Annual Review and the Summary financial statement with the full Annual Report & Accounts, Report of the Directors and Directors’ remuneration report and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6 “The auditor’s statement on the summary financial statement” issued by the Auditing Practices Board. Our report on the Group’s full Annual Report & Accounts describes the basis of our audit opinion on those accounts and the Directors’ remuneration report.

Opinion
In our opinion the Summary financial statement is consistent with the full Annual Report & Accounts, Report of the Directors and Directors’ remuneration report of Signet Group plc for the year ended 2 February 2008 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants, Registered Auditor
London, United Kingdom
9 April 2008

Statement of directors’ responsibilities

This Summary financial statement is only a summary of information in the Company’s Annual Report & Accounts, Report of the Directors and Directors’ remuneration report and does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group, and of their policies and arrangements concerning directors’ remuneration as would be provided by the full Annual Report & Accounts.

Members requiring more detailed information have the right to obtain, free of charge, a copy of the 2007/08 Annual Report & Accounts by contacting the Registrar, the US Depositary or the Group Company Secretary at the respective addresses shown on pages 46 and 47. Members wishing to receive the full Annual Report & Accounts for all future financial years may do so by contacting the Registrar at the address on page 46.

The directors of Signet owe their duties to shareholders of Signet as a whole and undertake no duty of care to individual shareholders, other stakeholders or potential investors.

Certain US subsidiaries of the Company have constitutions and by-laws which provide indemnities to directors which although conforming to local laws and practice, in some respects exceeded what would be permitted under English law if they were UK companies. To ensure compliance with the UK Listing Rules, the Company following discussion with the UKLA amended the existing constitutions and by-laws of all relevant US subsidiaries to cap any such indemnity (to the extent that it exceeds what is permitted under English law) at the lower of (a) 4.99% of the market capitalisation of the Company; and (b) 24.99% of the average profits of the Company for the last three years, each as calculated in accordance with the UK Listing Rules.

The Company has entered into contractual arrangements with each of its directors to provide indemnities to the extent permitted under English law.

The auditor’s report on the 2007/08 Annual Report & Accounts and the auditable part of the Directors’ remuneration report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

The Annual Review and Summary financial statement was approved by the Board of Directors on 9 April 2008 and was signed on its behalf by:

Terry Burman Director
Walker Boyd Director

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	35

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Financial statements

Summary consolidated income statement
for the 52 weeks ended 2 February 2008

	52 weeks ended	53 weeks ended (1)
	2 February 2008	3 February 2007
	$m	$m

Sales	3,665.3	3,559.2
Cost of sales	(3,264.8)	(3,092.4)

Gross profit	400.5	466.8
Administrative expenses	(158.0)	(142.1)
Other operating income	108.8	91.5

Operating profit	351.3	416.2
Finance costs (net)	(17.8)	(15.4)

Profit before tax	333.5	400.8
Taxation	(118.3)	(134.8)

Profit for the financial period	215.2	266.0

Earnings per share – basic	12.6c	15.4c
– diluted	12.6c	15.3c

All of the above relate to continuing activities attributable to equity shareholders.

Summary consolidated balance sheet
at 2 February 2008

	2 February 2008	3 February 2007 (1)
	$m	$m

Non-current assets	609.5	593.0

Current assets:
Inventories	1,445.5	1,350.6
Trade and other receivables	927.5	869.1
Cash and cash equivalents	41.7	152.3

	2,414.7	2,372.0

Total assets	3,024.2	2,965.0

Currrent liabilities	(598.6)	(622.3)

Non-current liabilities:
Borrowings due in more than one year	(380.0)	(380.0)
Other payables	(85.3)	(74.7)
Deferred income	(139.0)	(132.0)
Provisions	(9.6)	(10.0)
Retirement benefit obligation	(5.6)	–

	(619.5)	(596.7)

Total liabilities	(1,218.1)	(1,219.0)

Net assets	1,806.1	1,746.0

Total equity	1,806.1	1,746.0

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007.

36	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Financial statements

Summary consolidated cash flow statement
for the 52 weeks ended 2 February 2008

	52 weeks ended	53 weeks ended (1)
	2 February 2008	3 February 2007
	$m	$m

Cash generated from operations	294.7	346.4
Interest paid	(29.8)	(31.4)
Taxation paid	(128.5)	(130.1)
Net cash flows from investing activities	(133.1)	(106.9)
Dividends paid	(123.9)	(108.7)
Proceeds from issue of shares	6.0	7.7
Purchase of own shares	(29.0)	(63.4)

Change in net debt resulting from cash flows	(143.6)	(86.4)
Exchange adjustments	2.2	27.7

Movement in net debt in the period	(141.4)	(58.7)
Opening net debt	(233.2)	(174.5)

Closing net debt	(374.6)	(233.2)

Segmental information

	2008	2007	(1)
	$m	$m

Sales by origin and destination:
UK trading	959.6	907.1
US trading	2,705.7	2,652.1

	3,665.3	3,559.2

Operating profit:
UK trading	105.1	103.4
Group function	(16.0)	(13.9)

	89.1	89.5
US trading	262.2	326.7

	351.3	416.2

Total assets:
UK trading	496.3	521.2
Group function	229.2	328.6

	725.5	849.8
US trading	2,298.7	2,115.2

	3,024.2	2,965.0

(1)	Comparative period figures have been restated following a change in presentational currency from UK pounds to US dollars with effect from 5 February 2007.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	37

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Corporate governance

Summary report of the directors

Principal activities
The principal activity of the Group is the retailing of jewellery, watches and associated services with branches throughout the UK and the US.

Corporate governance
The Board considers that the Group complied with the UK Combined Code and with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code) throughout the year and up to the date of approval of the Annual Report & Accounts.

As a foreign private issuer, Signet is required to comply with applicable US regulations, including Section 404 of the Sarbanes-Oxley Act 2002. In accordance with Section 404, management is responsible for establishing and maintaining adequate internal control over financial reporting. Signet’s management conducted an evaluation of its internal control over financial reporting, and based on this evaluation, management believe that Signet’s internal control over financial reporting was effective as of 2 February 2008. KPMG Audit Plc audited the effectiveness of internal control over financial reporting and management’s assessment of the effectiveness of those controls and issued an unqualified report thereon.

A reconciliation between Signet’s corporate governance practices and those required by the NYSE are detailed on the corporate website, www.signetgroupplc.com.

Business review
A review of performance during the year and likely future developments in the Group’s businesses are included on pages 3-6 and form part of this Summary report of the directors.

Move to US dollar reporting
To better reflect its underlying performance, the Group has been reporting its financial statements in US dollars since the commencement of the fiscal year that began on 4 February 2007. The Company has also changed its functional currency to US dollars. The Company continues to be registered and have its headquarters in England and maintains its primary listing on the London Stock Exchange, with the shares quoted in pounds sterling. It also maintains a listing on the New York Stock Exchange, with the American Depositary Receipts quoted in US dollars.

Dividend
The directors recommend the payment of a final dividend of 6.317 cents per share, to be paid on 3 July 2008 to shareholders on the register of members at close of business on 23 May 2008. Those persons with a UK address or who so elect, will receive their dividends in pounds sterling. Those shareholders with a US address or another address outside the UK will receive their dividends in US dollars. The equivalent pound sterling rate will be calculated by reference to the mid-point exchange rate for pounds sterling with US dollars in London as derived from Reuters at 4.00 p.m. on 23 May 2008. An interim dividend of 0.96 cents per share was paid in November 2007.

A letter sent on 18 April 2007 to all shareholders on the Register asked whether they wished to receive dividends in US dollars or pounds sterling. Shareholders are able to change their election by contacting the Company’s registrar.

The Board will continue to evaluate dividend policy in the light of the needs of the business taking into consideration the significant competitive advantages of a strong balance sheet and financial flexibility. Account will also be taken of the primary stock market listing of the Company.

38	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Corporate governance

Directors and Board committees

Directors

Sir Malcolm Williamson*, 69, Chairman (since June 2006) appointed in 2005. He was President and Chief Executive Officer of Visa International between 1998 and 2004 before which he was Group Chief Executive of Standard Chartered PLC from 1993 to 1998. He is Chairman of National Australia Group Europe Limited (and a Principal Board member of National Australia Bank), CDC Group plc, Youth Business International Advisory Board and Deputy Chairman of Resolution PLC. He is also a non-executive director of JP Morgan Cazenove Holdings and G4S PLC, but he has indicated he will be retiring from this latter board at the end of May 2008, a member of the Board of Trustees for The Prince of Wales International Business Leaders Forum, and Chairman of the Cass Business School Strategy & Development Board.

Robert Anderson, 49, appointed in 2005. He became Chief Executive of the Group’s UK division in January 2003 having joined the Group as Chief Operating Officer of the UK division in August 2000. Prior to joining the Group Mr. Anderson had worked at Marks & Spencer Plc for 19 years, latterly as Business Unit Director.

Robert Blanchard*, 63, appointed in 2000. He was a Group Vice President of Procter & Gamble and President of its Global Skin Care and Cosmetics business until his retirement in 1999. He was a non-executive director of Bandag Inc. until he retired from that board in May 2006. He was also a non-executive director of Best Buy Co. Inc. until June 2005.

Walker Boyd, 55, appointed Group Finance Director in 1995. He is a member of the Institute of Chartered Accountants of Scotland. From 1992 he was Finance Director of the Group’s UK division.

Terry Burman, 62, appointed Group Chief Executive in 2000. He was, until January 2006, also Chief Executive Officer of the Group’s US division. Mr. Burman was appointed to the Board in 1996. Prior to joining the Group in 1995 he was Chief Executive Officer of Barrys Jewelers, Inc. Mr. Burman was appointed a non-executive director of Yankee Holding Corp. in October 2007.

Dale W. Hilpert*, 65, appointed in 2003. He was Chief Executive of Williams-Sonoma, Inc. from April 2001 until his retirement in January 2003. Prior to this he was Chairman and Chief Executive of Foot Locker, Inc. which he joined as President and Chief Operating Officer in 1995.

Lesley Knox*, 54, appointed in 2008. She is non-executive Chairman of Alliance Trust plc, a non-executive director of HMV plc and Hays plc. She is also a governor of the Museum of London. Ms Knox was, until January 2003, a founder director of British Linen Advisors Ltd, a specialist corporate finance advisor focusing on growth companies. Prior to that she was Corporate Finance Director, then Head of Institutional Asset Management at Kleinwort Benson Group.

Brook Land*, 59, appointed in 1995 and first elected to the Board in 1996. Until 1996 he was a senior partner of, and is now a consultant to, solicitors Nabarro. He is also non-executive Chairman of RPS Group plc. Mr. Land was nominated as the senior independent director of Signet in June 2002.

Mark Light, 47, appointed in January 2006. He became Chief Executive of the Group’s US division in January 2006 having been

President and Chief Operating Officer of the US division from 2002. He joined the Group in 1978.

Robert Walker*, 63, appointed in 2004. He is non-executive Chairman of WH Smith PLC and BCA Europe Holdings Limited and is a non-executive director of Tate & Lyle PLC and Williams Lea Holdings plc. He was Group Chief Executive of Severn Trent Plc, from August 2000 until his retirement in February 2005. Prior to this Mr. Walker had been a Division President of PepsiCo International and had previously worked for McKinsey and Company and Procter & Gamble.

Russell Walls*, 64, appointed in 2002. He was Group Finance Director of BAA plc until his retirement in August 2002 and was the senior independent director of Hilton Group plc until May 2003 and Stagecoach Group plc until August 2006. Mr. Walls is a non-executive director of Aviva plc, non-executive Chairman of Delphic Diagnostics Limited and Treasurer of the British Red Cross Society. He is a Fellow of the Association of Chartered Certified Accountants. Following Mr. Land’s retirement Mr. Walls will assume the role of senior independent director.

Committees

Remuneration Committee: Robert Blanchard (Chairman), Dale Hilpert (with effect from 3 March 2008), Lesley Knox (with effect from 6 May 2008), Robert Walker, Russell Walls (until 3 March 2008) and Sir Malcolm Williamson.

Audit Committee: Russell Walls (Chairman), Dale Hilpert, Brook Land and Lesley Knox (with effect from 6 May 2008).

Nomination and Corporate Governance Committee: Brook Land (Chairman), Robert Blanchard, Dale Hilpert (with effect from 3 March 2008), Russell Walls (with effect from 3 March 2008) and Sir Malcolm Williamson.

In accordance with the NYSE Listing Standards, the Board has extended the responsibilities of the Nomination Committee to include the consideration and recommendation of changes to corporate governance guidelines as appropriate.

The Articles specify that every director is required to retire at the annual general meeting in the third calendar year after they were last elected or re-elected. Similarly the Combined Code requires non-executive directors who have served longer than nine years, if they are to continue to serve, to do so subject to annual re-election. Such directors may, in these circumstances, seek re-election. Messrs. Anderson, Burman, Land, Walker and Ms. Knox will retire from the Board at the forthcoming annual general meeting. Following consideration of the recommendations of the Nomination and Corporate Governance Committee, other than Mr. Land who has indicated his intention to retire at the next annual general meeting, they offer themselves for re-election with the endorsement of the Board. Ms Knox seeks election, it being the first annual general meeting since her appointment.

*	Non-executive directors, all of whom satisfied the definitions of independence in the revised UK Combined Code and are viewed as independent by the Board and have been affirmed by the Board as being ‘independent’ in accordance with NYSE Listing Standards.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	39

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Corporate governance

Summary directors’ remuneration report
for the 52 weeks ended 2 February 2008

Information in sections and figures marked ß have been audited.

Full remuneration report
This summary report provides the reader with a highlight of changes that have occurred during the year along with a summary of Board level remuneration. A full report is published on the Signet Group plc website at www.signetgroupplc.com/remuneration or can be found in the Signet Group plc Annual Report & Accounts.

Remuneration principles
The Remuneration Committee believes that to be effective remuneration policy must be based on sound, clear principles which are well understood and recognise the long term interests of the Group, its shareholders and employees. The Remuneration Committee after consultation with shareholders formally adopted the following six principles which have been the basis for all remuneration decisions since 2002:

(i)	Signet’s primary business objective is to deliver results which should consistently outperform the average of the industry sector.

(ii)	It is recognised that to consistently deliver above industry average performance Signet will need to retain, and where necessary attract, executives of well above industry-average ability and leadership potential.

(iii)	It is also recognised that to retain, or recruit, senior executives of this calibre, the Group will be required to provide above industry average remuneration.

(iv)	Therefore, Signet’s executive directors and other senior executives should be remunerated in a range beginning with the 51st and ending with the 75th percentiles of industry total remuneration, based on relevant surveys of relevant companies appropriate to the executive’s position and geographic location. The remuneration of each executive within this range will be based on performance (both of the Group and the individual), potential (i.e. the executive’s potential to grow in responsibility and performance), and scarcity (i.e. the availability of candidates to replace the executive should he/she leave the Group).

(v)	Total remuneration for executive directors and other senior executives should be highly geared towards performance with the proportion of “at risk” pay increasing according to: a) the level of performance achieved, and b) the seniority of the executives and their ability to influence results. Excluding pension contributions, the provision of a company car and private health insurance, there should only be one element of guaranteed remuneration: base salary. The performance related portion of total remuneration should separately reward short term performance (through the annual bonus) and long term performance (through share options and Long Term Incentive Plan Awards).

(vi)	Surveys will be undertaken on a regular basis to ensure that total remuneration packages remain in the percentile range described in (iv) above. Recognising that more than 70% of the Group’s sales and profits are generated in the US and that significant remuneration differences exist between the US and the UK markets, separate surveys are conducted in each country.

Changes during the year
(a) Salary and benefits
The Remuneration Committee normally reviews the salary and benefits of executive directors annually. Although the results of the Remuneration Committee’s normal review of percentile positioning would have resulted in much larger salary increases for all of the executive directors, the Remuneration Committee has agreed to their request that their base salaries increase be capped this year. This reflects the difficult economic and trading conditions in both the US and UK, and the resulting management decision to impose a salary cap on the organisation in order to better control costs. The Remuneration Committee respects this decision. However, as a result, the percentile positioning of all the executive directors will inevitably decline. This is of concern as the Group continued to achieve a superior operating performance for the jewellery sector. The Remuneration Committee will attempt to re-establish the appropriate percentile positioning for the executive directors as economic and trading conditions permit.

Following the 2008 annual reviews the Remuneration Committee increased the base salaries of the executive directors as follows: the Group Chief Executive from $1,575,000 to $1,622,250, the Group Finance Director from £425,000 to £437,750, the Chief Executive of the UK division from £330,000 to £349,800, the Chief Executive of the US division from $800,000 to $822,000. The Chairman of the Board receives a fee of £215,000 per annum which was increased from £200,000 upon the anniversary of his appointment as Chairman, in June 2007.

(b) Annual bonus plan
(i) Bonus plan 2007/08
As a result of the decline in Group pre-tax profit in 2007/08 no annual bonus was paid to the Group Chief Executive (target is 100% and potential maximum is capped at 200% of base salary) or to the Group Finance Director (target is 50% and potential maximum is capped at 100% of base salary).

As a result of the decline in divisional operating profit in 2007/08 no annual bonus was earned by the Chief Executive of the UK division (target is 50% and potential maximum is capped at 100% of base salary) or by the Chief Executive of the US division (target is 60% and potential maximum is capped at 120% of base salary).

(ii) Bonus plan 2008/09
Annual bonus payment criteria for 2008/09 are based predominantly upon profit measures. However the Remuneration Committee believes it appropriate to also consider a broader approach linking bonus to measureable and quantifiable corporate goals of the executive directors using measures that are specific to their individual roles within the corporate strategy. After careful analysis to ensure that the measures are linked to the objectives of the individual directors, the executive directors have each been given specific goals upon which 25% of the total bonus capacity may be earned. These specific goals, which have been agreed for the Group Chief Executive, Group Finance Director and the Chief Executives of the UK and US divisions, include such quantifiable objectives as store openings and staff training. Other goals include the continuation as an industry leader in social environmental & ethical matters in areas concerning conflict diamonds and dirty gold. Succession planning is also included as one of the objectives of the Group Chief Executive.

40	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Corporate governance

The financial performance measure for the annual bonus plan for 2008/09 upon which 75% of the total annual bonus capacity may be earned will be based as in previous years on growth in profits. The specific targets for the US and UK divisions will be based upon 2007/08 divisional operating profit plus inflation, at which point 0% of maximum bonus is earned and then on a straight line basis up to 2007/08 divisional profit plus 12%, at which point 75% of maximum bonus is earned.

The bonuses for the Group will be calculated using the same formula as above but based on pre-tax profit. Increase in pre-tax profit is calculated on a constant exchange rate basis and is earned on a straight line basis between pre-tax profit plus inflation, at which point 0% of maximum bonus is earned and pre-tax profit plus 12%, at which point 75% of maximum bonus is earned.

(c) Executive share option plans
Share option grants to directors are set out on page 43.

Shareholders gave approval in 2003 to the Signet Group plc International Share Option Plan 2003, the Signet Group plc UK Inland Revenue Approved Share Option Plan 2003 and the Signet Group plc US Share Option Plan 2003 (the “2003” Plans) which replaced the Signet Group plc 1993 Executive Share Option Scheme (the “1993 Scheme”) under which no further options may be granted (all together the “Executive Share Option Plans”).

Options granted under the Executive Share Option Plans that have passed the necessary performance conditions are normally only exercisable between three and ten years from the date of grant, after which the options lapse.

The conditions as they apply are set out below:

UK executive directors
For UK executive directors the personal performance of participants will be assessed on each occasion that share option grants take place and will be reflected in the level of the individual awards. In addition, grants awarded to executive directors are subject to exercise conditions as follows:

Required annual rate of
compound growth in earnings
Level of grant	per share(1) above inflation(2)

Up to 200% of base salary	+3%
201% to 400% of base salary	+4%

(1)	Normalised earnings per share as defined by the Institute of Investment Management and Research.
(2)	Defined as the UK Retail Prices Index.

US executive directors
For US executive directors there is a pre-grant test based on both personal and corporate performance as described below. In addition grants awarded are subject to a post-grant exercise condition requiring that the annual compound growth in earnings per share be more than 3% above inflation.

UK and US executive directors
For grants made to both UK and US executives performance will be measured initially over three years from the start of the financial year in which the award is made. For grants awarded up until 2005/06, performance may be retested in accordance with the retest provisions. For grants beginning with those awarded in 2006/07 all retesting in the measurement of performance target achievement has been eliminated.

Grants to executive directors
Awards are based on principles (iv), (v), (vi) (set out on page 40), a comparative remuneration survey and a review of the performance of both the Group and the executive directors over the prior three years.

Before any share option grant is made to the US executive directors, the Remuneration Committee has to satisfy itself that the demanding pre-grant conditions have been achieved. This requires affirmation: (i) that the Group’s business performance has been superior to that of its industry sector; and (ii) that the US executive directors’ personal performances continue to be of the highest standard.

On the basis of continuing outperformance and acknowledged management achievements, the Committee concluded that the Group Chief Executive and Group Finance Director continued to merit total remuneration towards the upper end of the range determined by the

LTIP performance criteria

	2008/09 award			2007/08 award			2006/07 award			2005/06 award
	Group	UK	US	Group	UK	US	Group	UK	US	Group	UK	US
	%	%	%	%	%	%	%	%	%	%	%	%

Minimum performance for any vesting:
Profit measure				Profit Growth in excess of threshold inflation level
ROCE measure	15.4	26.4	14.2	19.8	31.4	18.7	20.1	28.2	19.3	23.2	42.2	19.4

Profit growth performance measure:
Profit growth rate inflection point	8.0	8.0	8.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Profit growth for maximum vesting	12.0	12.0	12.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0	15.0

ROCE performance measure:
Specified ROCE required	16.4	27.4	15.2	20.8	32.4	19.7	21.1	29.2	20.3	24.2	43.3	20.4

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	41

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Corporate governance

Summary directors’ remuneration report (continued)

Directors’ remuneration
Directors’ emolumentsß
Details of directors’ emoluments for the year to 2 February 2008 were as follows:
	Basic salary or fees			Benefits(1)		Short term bonuses		Total

	2008	2007		2008	2007	2008	2007	2008	2007
	$000	$000		$000	$000	$000	$000	$000	$000

Chairman:
Sir Malcolm Williamson(4)	427	271	(2)	–	–	–	–	427	271
James McAdam(3)(4)	–	238		–	26	–	–	–	264

Executive:
Robert Anderson(4) UK Chief Executive	653	564		58	51	–	241	711	856
Walker Boyd(4) Group Finance Director	840	729		45	39	–	356	885	1,124
Terry Burman Group Chief Executive	1,559	1,545		109	94	–	1,418	1,668	3,057
Mark Light US Chief Executive	785	724		38	36	–	354	823	1,114

Non-executive:
Robert Blanchard	109	96		–	–	–	–	109	96
Dale Hilpert	92	87		–	–	–	–	92	87
Lesley Knox(4)(5)	6	–		–	–	–	–	6	–
Brook Land(4)	117	105		–	–	–	–	117	105
Robert Walker(4)	92	87		–	–	–	–	92	87
Russell Walls(4)	109	96		–	–	–	–	109	96

Total	4,789	4,542		250	246	–	2,369	5,039	7,157

(1)	Benefits incorporate all benefits, other than pension benefits, arising from employment by the Group, which in the main relate to the provision of a company car and private health insurance and in the case of Mr. Burman also includes spousal travel and life assurance.
(2)	Sir Malcolm Williamson was appointed Chairman in June of fiscal year 2006/07.
(3)	James McAdam retired as a director on 9 June 2006. Prior to his retirement, his basic salary was £350,000 per annum. On his retirement from the Company, Mr. McAdam remains a member of the Signet Health Care Scheme but he fully reimburses the Company the premium paid on his behalf.
(4)	Sir Malcolm Williamson, Messrs. Anderson, Boyd, Land, McAdam, Walker, Walls and Ms. Knox had their emoluments specified and paid in pounds sterling and an average exchange rate of US$2.00 was used (2006/07:US$1.88).
(5)	From Ms. Knox’s appointment on 9 January 2008.
The figures above represent emoluments earned as directors during the relevant financial year. Such emoluments are paid in the same financial year with the exception of bonus payments, which are paid in the year following that in which they are earned.

remuneration principles. Based on the surveys conducted, in both the US and the UK this included a share option grant equivalent to four times base salary for the Group Chief Executive and a grant of options amounting to 120% of base salary for the Group Finance Director. Similarly, on the basis of survey data and performance the Chief Executives of the UK and the US divisions were awarded grants of options amounting to 80% and 160% of base salary respectively.

(d) Long term incentive plan (“LTIP”)
The LTIP provides for awards to be made subject to performance targets which will normally be tested at the end of a fixed period of at least three years (see table page 41). To the extent the performance targets are satisfied the participant will recieve a combination of the grant of an option over shares in the Company and cash on the basis of a mix of 50% cash and 50% share options.

Pension benefits
The Chairman does not receive any pension provision.

(a) UK executive directors
The Group Finance Director and the Chief Executive of the UK division are members of the UK Group Scheme, which is a funded, HMRC registered, final salary, occupational pension scheme with a separate category of membership for directors. Pensionable salary is the member’s base salary, excluding all bonuses.

The main features of the director’s category are:

(i)	a normal pension age of 60;

(ii)	pension at normal pension age of two-thirds of final pensionable salary, subject to completion of 20 years’ service;

(iii)	life assurance cover of four times pensionable salary; and

(iv)	spouse’s pension on death.

All UK Group Scheme benefits were until 5 April 2006 subject to Inland Revenue limits. Where such limitation was due to the Inland Revenue earnings cap the Signet Group Funded Unapproved Retirement Benefit Scheme (the “FURBS”) was, until April 2006 used to supplement

42	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Corporate governance

pension benefits. This was a defined contribution arrangement. The Group has ceased paying contributions to the FURBS. In substitution a supplement is paid to the member on the same basis as with other elements of remuneration: on an individual basis and in accordance with the remuneration principles.

After review the Remuneration Committee agreed that it was necessary to increase the supplement paid to executive directors in order to achieve the appropriate positioning within the percentile ranges forming part of the remuneration principles. The Remuneration Committee has therefore taken the first steps to redress that balance during 2007/08.

Under the Group Scheme the accumulated accrued pension entitlement at 2 February 2008, which would be paid annually on retirement based on service to the end of the year and excluding any increase for inflation, was £59,286ß for Walker Boyd and £17,548ß for Robert Anderson. Supplemental payments of £94,900ß (2006/07: £55,880ß) in respect of Walker Boyd and £44,300ß (2006/07: £38,380ß) in respect of Robert Anderson were paid by the Company. Life assurance contributions for Robert Anderson totalled £686ß (2006/07: £521ß) and for Walker Boyd totalled £1,418ß (2006/07: £539ß).

(b) US executive directors
In the US there are two savings vehicles by which provision for pension payments is made: the Sterling Jewelers Inc. 401(k) Retirement Savings Plan (the “401(k) Plan”) which is a qualified plan under Federal guidelines and the Deferred Compensation Plan (the “DCP”) which is an unfunded, unqualified deferred compensation plan. These are defined contribution arrangements.

The Group Chief Executive and the Chief Executive of the US division are members of both the 401(k) Plan and the DCP. Contributions made by Signet’s US division in respect of the Group Chief Executive during the period totalled $3,375ß (2006/07: $3,300ß) and $310,100ß (2006/07: $284,196ß), respectively and those for the Chief Executive of the US division during the period totalled $3,375ß (2006/07: $3,300ß) and $74,090ß (2006/07: $69,469ß), respectively.

Directors’ interests
Except as set out in tables (a), (b) and (c) below or in the notes under these tables, no director nor any member of any director’s immediate family had an interest in, or was granted or exercised any right to subscribe for, shares or debentures of the Company or any subsidiary, nor did any such right to subscribe lapse during the financial year, nor was there any change between the end of the financial year and 8 April 2008 in the interests of any director of the Company disclosed to the Company under the provisions of Section 324 (duty of directors to disclose shareholdings in own company) as extended by Section 328 (extension of Section 324 to spouses and children) of the Companies Act 1985 and under the Disclosure and Transparency Rules nor in any right to subscribe for shares in, or debentures of, the Company.

At 3 February 2007, 2 February 2008 and 8 April 2008, according to the register kept by the Company under Section 325 of the Companies Act 1985 and under the Disclosure and Transparency Rules, the directors held interests in the shares of the Company as indicated in tables (a), (b) and (c).

The Group currently operates the ESOT and the 2004 ESOT. Robert Anderson, Walker Boyd, Terry Burman, and Mark Light, at 3 February 2007, 2 February 2008 and 8 April 2008, were, in common with all other employees of the Group, deemed to have an interest in the shares held by the ESOT. The ESOT held 2,633,908 on 3 February 2007 1,719,951 on 2 February 2008 and on 8 April 2008. The 2004 ESOT held nil shares on 3 February 2007, nil shares on 2 February 2008 and nil shares on 8 April 2008.

No director had been granted any specific interest in such shares. The Company’s register of directors’ interests, which is open to inspection at the registered office, contains full details of directors’ shareholdings and share options.

(a) Directors’ interests in share optionsß
Director	Number of shares under option

						At		Date from
	At start					2 February	Exercise	which	Expiry
	of year	Granted	Forfeited	Exercised		2008	price (1)	exercisable	date

Robert Anderson	1,519,999	224,949	–	–		1,744,948	98.66p	15.4.04 to	30.6.08 to
								1.11.11	24.4.17

Walker Boyd	2,878,241	443,381	–	(150,304)	(2)	3,171,318	97.03p	5.5.03 to	30.6.08 to
								1.1.11	24.4.17

Terry Burman	13,071,318	2,592,473	–	(62,354)	(3)	15,601,437	$2.20	14.7.06 to	31.1.09 to
								24.4.10	24.4.17

Mark Light	2,009,025	591,792	–	(550,213)	(4)	2,050,604	$2.15	11.4.05 to	31.1.09 to
								24.4.10	24.4.17

All options were granted to directors while they were directors apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively. The performance conditions are set out at www.signetgroupplc.com/remuneration. The Remuneration Committee approved the grant of options to Terry Burman (400% of salary), Walker Boyd (120% of salary), Robert Anderson (80% of salary) and Mark Light (160% of salary) with an effective grant date of 14 April 2008.
(1)	Weighted averages of the exercise prices per share for the options held at the year end.
(2)	Exercised on 16 January 2008 when the market price was 60.75p.
(3)	Exercised on 19 April 2007, when the market price was 124.25p.
(4)	Exercised on 19 April 2007 and 2 May 2007 when the market price was 124.25p and 125.24p respectively.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	43

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Corporate governance

Summary directors’ remuneration report (continued)

(b) Directors’ interests in LTIPsß
	Awards subject to			Awards where the performance
	performance conditions			conditions have been satisfied(1)

		Cash		Cash		Option	Cash and	Cash and	Expiry of
		portion	Option	portion	Option	portion	options total	options	award or
	Date of	(grant	portion	(grant	portion	(current	current	total	vested
	award	value)(2)	(number)(2)	value)(3)	(number)(3)	value)(4)	value(4)(5)	vested(6)	option
Director		$		$		$	$	$

Robert Anderson(7)
2004/05 award(8)	5.4.04	–	–	–	–	–	–	–	–
2005/06 award(8)	12.4.05	–	–	–	–	–	–	–	–
2006/07 award(8)	28.4.06	207,638	94,174	–	–	–	361,254	–	–	(9)
2007/08 award	24.4.07	221,034	90,178	–	–	–	347,167	–	–	(9)

Awards at end of year		428,672	180,352	–	–	–	708,421	–

Walker Boyd(7)
2004/05 award(8)	5.4.04	–	–	–	–	–	–	95,361	–
2005/06 award(8)	12.4.05	–	–	–	–	–	–	–	–
2006/07 award(8)	28.4.06	299,588	135,878	–	–	–	526,828	–	–	(9)
2007/08 award	24.4.07	322,341	131,510	–	–	–	506,285	–	–	(9)

Awards at end of year		621,929	267,388	–	–	–	1,033,113	95,361

Terry Burman(7)
2004/05 award(8)	5.4.04	–	–	–	–	–	–	275,454	–
2005/06 award(8)	12.4.05	–	–	–	–	–	–	–	–
2006/07 award(8)	28.4.06	1,166,830	597,009	–	–	–	2,134,692	–	–	(9)
2007/08 award	24.4.07	1,244,250	499,699	–	–	–	1,943,179	–	–	(9)

Awards at end of year		2,411,080	1,096,708	–	–	–	4,077,871	275,454

Mark Light(7)
2004/05 award(8)	5.4.04	–	–	–	–	–	–	343,411	–
2005/06 award(8)	12.4.05	–	–	–	–	–	–	–	–
2006/07 award(8)	28.4.06	356,000	182,148	–	–	–	686,258	–	–	(9)
2007/08 award	24.4.07	400,000	160,643	–	–	–	624,691	–	–	(9)

Awards at end of year		756,000	342,791	–	–	–	1,310,949	343,411

All grants were made to directors while they were directors apart from Messrs. Anderson and Light who were appointed as directors on 6 April 2005 and 12 January 2006 respectively. The performance conditions relating to the awards are set out on page 41.
(1)	In respect of the 2005/06 awards neither the Group nor the divisions achieved the required performance targets and therefore no awards vested for any of the participants.
(2)	Assumes maximum performance conditions are satisfied and is calculated using their salary at 3 March 2008. For the cash portion an exchange rate of $1.97 has been used for Robert Anderson and Walker Boyd. Options are calculated using a share price at the time of grant in 2006 of 111.92p and 2007of 124.42p and in the case of Terry Burman and Mark Light exchange rates of $1.75 in 2006 and $2.00 in 2007.
(3)	Calculated using a salary at 3 March 2008. Options are calulated using a share price and exchange rate at the time of grant in 2005 of 112.25p and $1.93 respectively. The LTIP payment is made in the year following the last year in respect of which the performance condition was set.
(4)	Calculated using a share price as at 2 February 2008 of 71.00p.
(5)	Cash portion plus option portion value at 2 February 2008. For awards where the level of performance is currently unknown, no payment, or a reduced payment may be made. In respect of awards where the performance is known the base salary may be different at the date of vesting.
(6)	Vesting took place on 18 April 2007 and the cash portion was worth $46,540, $128,499 and $160,200 respectively, for Walker Boyd, Terry Burman and Mark Light. The option interest was over 20,715 shares for Walker Boyd, 62,354 shares for Terry Burman and 77,737 shares for Mark Light and are included in the table of directors’ interests in share options on page 43. The share price on the day of vesting was 118.07p. For Walker Boyd an exchange rate of $1.997 was used. The Remuneration Committee confirmed that there was no entitlement earned under the LTIP by Robert Anderson.
(7)	The Remuneration Committee approved grants of LTIP awards to Terry Burman (maximum of 158% of salary at vesting), Mark Light (maximum of 100% of salary at vesting), Walker Boyd (maximum of 77% of salary at vesting) and Robert Anderson (maximum of 68% of salary at vesting) on 7 April 2008.
(8)	Awards at start of year.
(9)	Expiry dates of awards will be known within 60 days after the announcement of the preliminary results for the last financial year in the performance period.

44	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Corporate governance

(c) Directors’ interests in sharesß
	Number of shares

	At start	At end	At 8 April
Director	of year	of year	2008

Robert Anderson	20,185	20,907	20,907
Robert Blanchard	10,010	10,010	10,010
Walker Boyd	392,495	542,798	542,798
Terry Burman	710,601	808,601	808,601
Dale Hilpert	20,000	20,000	20,000
Lesley Knox	–	30,870	30,870
Brook Land	25,000	25,000	25,000
Mark Light	–	76,454	76,454
Robert Walker	19,308	19,308	19,308
Russell Walls	10,000	30,000	30,000
Sir Malcolm Williamson	28,605	173,999	187,375

Share price
The middle market price of a Signet share on the London Stock Exchange was 71.00p on 2 February 2008 and 122.25p on 3 February 2007. During the 52 weeks ended 2 February 2008, the middle market prices on the London Stock Exchange ranged between a low of 54.25p and a high of 126.75p. On 8 April 2008 the middle market closing price was 61.50p.

Five-year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE 350 Index (excluding Invest. Trusts) comparison based on 30 trading day average values

Total shareholder return (“TSR”)
The graph below (left) shows the cumulative annual total return (share price movement and dividends) to shareholders of the Group since 1 February 2003 based on the 30 day average of value of the share price compared to the FTSE 350 index. This index was chosen as a suitable comparator as it is a major market index of which the Group is a member. Also shown on a similar basis on the graph below (right), is the Group’s performance compared to the FTSE general retail sector.

Five-year historical TSR performance
Growth in the value of a hypothetical £100 holding over five years FTSE general retailers index comparison based on 30 trading day average values

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	45

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Shareholder information

Substantial shareholdings notified to the Company up to 8 April 2008

		Percentage of
		issued shares at
	Number of	date of
	shares	notification

Harris Associates L.P.	304,120,059	17.83
The Capital Group Companies, Inc.(1)	164,074,935	9.62
Sprucegrove Investment Management Ltd	113,896,205	6.68
Artisan Partners Limited Partnership	90,107,086	5.28
BriTel Fund Trustees Ltd	85,667,185	5.02
Legal & General Investment Management Limited	81,535,937	4.78
Sanderson Asset Management Ltd	71,694,426	4.20
First Pacific Advisors LLC	70,896,000	4.16

(1)	Includes interest of Capital International Limited in 110,536,439 of such shares, notified on their behalf by the Capital Group Companies, Inc.

	Estimated geographic breakdown of the management of shareholdings at 20 March 2008	Unsolicited mail

Corporate social responsibility
Signet is committed to managing the social, ethical and environmental risks and responsibilities facing the Group. In 2007/08 the focus continued to be on the development of the Council for Responsible Jewellery Practices (an industry initiative dedicated to the promotion of responsible practices throughout the jewellery supply chain from mine to retail) (see www.signetgroupplc.com for details).

As the Company’s share register is, by law, open to public inspection, shareholders may receive unsolicited mail from organisations that use it as a mailing list. To limit the amount of unsolicited mail you receive, write to:

Mailing Preference Service
DMA House
70 Margaret Street
London W1W 8SS
Or register online at www.mpsonline.org.uk

Annual general meeting
The annual general meeting is to be held at 11.00 a.m. on 6 June 2008 at The Café Royal, 68 Regent Street, London W1B 5EL. A description of the business to be transacted at the annual general meeting is included with the notice of the meeting.

UK shareholders
Enquiries concerning the following matters should be addressed to:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
(overseas): +44 208 639 2157
e-mail: ssd@capitaregistrars.com
www.capitaregistrars.com

•	Dividend payments
•	Dividend mandate instructions
•	Dividend reinvestment plan
•	Loss of share certificates
•	Notification of change of address or name
•	Transfer of shares to another person
•	Amalgamation of shareholdings: if you receive more than one copy of the Annual Review, you may wish to amalgamate your accounts on the share register.

46	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Shareholder information

Registered office
15 Golden Square
London W1F 9JG
United Kingdom
Telephone: +44 (0)870 909 0301

Group Company Secretary
Mark Jenkins
Telephone: +44 (0)870 909 0301
e-mail: mark.jenkins@signet.co.uk

Investor Relations Director
Timothy Jackson
Telephone: +44 (0)870 909 0301
e-mail: tim.jackson@signet.co.uk

Corporate website
Further information about the Group including the Annual and Interim Reports, public announcements, share price data and a video virtual store tour is available in electronic format from the Group’s corporate website at www.signetgroupplc.com.

Shareholder communication
Shareholders who wish to send communications to the Board of Directors, the Chairman or any other individual director may do so in writing addressed to the Group Company Secretary at the Registered Office.

US shareholders
The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign private issuers, and will file with the SEC its Annual Report on Form 20-F and other information as required. American Depositary Shares

(“ADSs”) each representing 10 Ordinary Shares of the Company are listed on the New York Stock Exchange (NYSE) (symbol: SIG). The ADSs are evidenced by American Depositary Receipts (“ADRs”) issued pursuant to an Amended and Restated Deposit Agreement, dated 23 September 2004, and made between the Company, Deutsche Bank Trust Company Americas, as depositary and the holders from time to time of the ADRs. Prior to 18 October 2004 the ratio of shares per ADS had been 30:1.

Under US tax legislation the rate of US federal income tax on dividends received by individual US shareholders from qualified foreign corporations is reduced to 15%. Dividends paid by the Group to individual US holders of shares or ADSs should qualify for this preferential tax treatment. The legislation only applies to individuals subject to US federal income taxes and therefore the tax position of UK shareholders is unaffected. Individual US holders are urged to consult their tax advisers regarding the application of this US legislation to their particular circumstances.

Any enquiries, including those to do with change of address, dividend payments or to obtain a full Annual Report & Accounts and Form 20-F in the US, should be addressed to:
Deutsche Bank Trust Company Americas
85 Challenger Road
Ridgefield Park
New Jersey 07660 USA
Telephone: toll-free from
US: +1 866 249 2593
www.adr.db.com

Forward-looking statements

The Company desires to take advantage of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the forward-looking statements about its financial performance and objectives in this Annual Review. All statements, other than statements of historical fact, included in this document are or may be deemed to be forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing	and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and other factors” section of the Company’s Annual Report & Accounts for the year ended 2 February 2008. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Group undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The provision of Section 463 of the Companies Act 2006 applies to the Report of the directors and the Directors’ remuneration report (and any summary financial statement so far as derived from them) such that the directors shall be liable only to the Company for anything omitted from these statements or anything in them found to be untrue or misleading.

Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	47

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Shareholder information

Impact of constant exchange rates and 53rd week

The Group has historically used constant exchange rates to compare period to period changes in certain financial data. This is referred to as “at constant exchange rates” throughout this document. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the recalculation of sales, operating profit, profit before tax, profit for the financial period and earnings per share at constant exchange rates and the impact of the 53rd week in 2006/07, including a reconciliation to the Group’s GAAP results, is analysed below.

						2007/08
					2006/07on	52 week		2006/07on	2007/08
			Growth		52 week basis	growth		52 week basis	52 week growth
			at actual		at actual	at actual	Impact of	at constant	at constant
			exchange	Impact of	exchange rates	exchange rates	exchange rate	exchange rates	exchange rates
	2007/08	2006/07	rates	53rd week	(non-GAAP)	(non-GAAP)	movement	(non-GAAP)	(non-GAAP)
	$m	$m	%	$m	$m	%	$m	$m	%

Sales by origin and
destination:
UK	959.6	907.1	5.8	(13.2)	893.9	7.4	57.0	950.9	0.9
US	2,705.7	2,652.1	2.0	(52.2)	2,599.9	4.1	–	2,559.9	4.1

	3,665.3	3,559.2	3.0	(65.4)	3,493.8	4.9	57.1	3,550.8	3.2

Operating profit:
UK – Trading	105.1	103.4	1.6	(3.3)	100.1	5.0	6.4	106.5	(1.3)
– Group function	(16.0)	(13.9)	n/a	–	(13.9)	n/a	(0.9)	(14.8)	n/a

	89.1	89.5	(0.4)	(3.3)	86.2	3.4	5.5	91.7	(2.8)
US	262.2	326.7	(19.7)	(0.5)	326.2	(19.6)	–	326.2	(19.6)

	351.3	416.2	(15.6)	(3.8)	412.4	(14.8)	5.5	417.9	(15.9)

Profit before tax	333.5	400.8	(16.8)	(3.2)	397.6	(16.1)	6.1	403.7	(17.4)

Profit for the financial period	215.2	266.0	(19.1)	(2.1)	263.9	(18.4)	4.3	268.2	(19.7)

Earnings per share	12.6c	15.4c	(18.2)	(0.1)c	15.3c	(17.5)	0.2c	15.5c	(18.7)

Impact of constant exchange rates

					Growth at
	At	At 2007/08	Growth at	Impact of	constant
	reported	exchange rates	reported	exchange rate	exchange rates
	exchange rates	(non-GAAP)	exchange rates	movement	(non-GAAP)
	$m	$m	%	%	%

Sales:
2003/04	2,697.2	2,856.6	10.6	(3.2)	7.4
2004/05	3,004.8	3,075.9	11.4	(3.7)	7.7
2005/06	3,154.1	3,248.1	5.0	0.6	5.6
2006/07*	3,559.2	3,617.1	12.8	(1.4)	11.4
2007/08	3,665.3	3,665.3	3.0	(1.7)	1.3

5 year compound annual growth			8.5		6.6

Operating profit:
2003/04	341.2	361.6	15.0	(2.5)	12.5
2004/05	395.3	405.1	15.8	(3.8)	12.0
2005/06	374.7	383.0	(5.2)	(0.5)	(5.5)
2006/07*	416.2	421.9	11.1	(0.9)	10.2
2007/08	351.3	351.3	(15.6)	(1.1)	(16.7)

5 year compound annual growth			3.4		1.8

*53 week year.

48	Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008

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Shareholder information

Five year financial summary

	2007/08		2006/07(1)		2005/06		2004/05		2003/04(2)
	$m		$m		$m		$m		$m

Income statement:
Sales	3,665.3		3,559.2		3,154.1		3,004.8		2,697.2
Cost of sales	(3,264.8)		(3,092.4)		(2,729.4)		(2,551.5)		(2,306.1)

Gross profit	400.5		466.8		424.7		453.3		391.1
Administrative expenses	(158.0)		(142.1)		(133.3)		(129.8)		(113.1)
Other operating income	108.8		91.5		83.3		71.8		63.2

Operating profit	351.3		416.2		374.7		395.3		341.2
Financing costs (net)	(17.8)		(15.4)		(14.0)		(16.0)		(17.5)

Profit before tax	333.5		400.8		360.7		379.3		323.7
Taxation	(118.3)		(134.8)		(125.3)		(128.6)		(116.6)

Profit for the period	215.2		266.0		235.4		250.7		207.1

Earnings per share(3)	12.6	c	15.4	c	13.6	c	14.5	c	12.1	c
Dividends per share	7.28	c	7.16	c	5.94	c	5.58	c	4.20	c

Balance sheet:
Working capital	1,816.1		1,749.7		1,228.0		1,372.1		1,204.9
Total assets	3,024.2		2,965.0		2,603.6		2,476.5		2,303.3
Cash and cash equivalents	41.7		152.3		92.9		193.5		233.0
Short term debt	(36.3)		(5.5)		(267.4)		(100.4)		(112.3)
Long term debt	(380.0)		(380.0)		–		(251.0)		(266.0)
Total equity	1,806.1		1,746.0		1,555.6		1,458.5		1,274.6
Ordinary shares in issue (million)	1,705.5		1,713.6		1,738.8		1,735.6		1,726.2

Cash flow:
Capital expenditure	(140.4)		(124.4)		(136.6)		(131.1)		(85.5)
Investment in working capital	(170.7)		(173.5)		(128.1)		(160.2)		(70.3)
Depreciation and amortisation	114.1		98.4		83.2		77.6		67.8
Net debt(3)	(374.6)		(233.2)		(174.5)		(157.9)		(145.3)

Ratios:
Gearing(4)	20.7%		13.4%		11.2%		10.8%		11.4%
Return on capital employed(5)	16.8%		22.8%		22.4%		26.3%		25.7%
Fixed charge cover(6)	1.8	x	2.0	x	2.0	x	2.2	x	2.1	x

Store data:
Stores numbers (at end of period)
US	1,399		1,308		1,221		1,156		1,103
UK	563		581		593		602		604
Percentage increase/(decrease) in like for like sales:
US	(1.7)%		6.2%		7.1%		5.9%		4.6%
UK	2.0%		1.2%		(8.2)%		3.0%		5.5%
Group	(0.7)%		4.8%		2.4%		5.0%		4.9%
Number of employees (full-time equivalents)	17,243		16,836		15,652		15,145		14,502

(1)	53 week year.
(2)	Based on Historic UK GAAP, restated for IFRS, and are therefore unaudited.
(3)	Profit attributable to shareholders divided by the weighted average number of shares in issue.
(4)	Net debt as a percentage of total equity.

The financial data included in the Five year financial summary above has been derived, in part, from the consolidated accounts for such periods included in the Annual Report and Accounts. The financial data should be read in conjunction with the accounts, including the notes thereto, and the Financial review included therein.

These results are presented in US dollars following a change in the Group’s presentational currency from UK pounds to US dollars with effect from 5 February 2007. As the majority of the Group’s assets and operations are in the US this change better reflects the underlying performance of the Group. In addition, on 5 February 2007 the Company redenominated its share capital into US dollars and will retain distributable reserves and declare dividends in US dollars. As a result the functional currency of the Company has changed from UK pounds to US dollars. Financial information for prior periods has been restated from UK pounds to the new presentational currency, US dollars, in accordance with IAS 21.

(5)	Operating profit divided by monthly average capital employed.
(6)	The ratio of earnings before interest, tax, amortisation, rent, rates and operating lease expenditure to net finance income and expense plus rents, rates and operating lease expenditure.

The accounts of the Group for 2007/08, 2006/07, 2005/06 and 2004/05 have been prepared in accordance with IFRS, which differs in certain respects from US GAAP. The Group took the exemption not to restate comparatives for IAS 32 ‘Financial instruments: disclosure and presentation’ and IAS 39 ‘Financial instruments: recognition and measurement’ in 2005/06. See pages 116 to 122 of the full Report & Accounts for information on the material differences between IFRS and US GAAP that affect the Group’s profit and shareholder’s equity.

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Signet Group plc Annual Review and Summary Financial Statement year ended 2 February 2008	49

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